Exhibit 2.1

PURCHASE AGREEMENT

BY AND AMONG

CP HOspital GP, LLC

AND

CPLP, LLC

AND

TRIAD HOLDINGS V, LLC

AND

TIMBERLAND MEDICAL GROUP

AND

REGIONAL EMPLOYEE ASSISTANCE PROGRAM

AND

CHS/COMMUNITY hEALTH sYSTEMS, INC.

AND

ASCENSION TEXAS (F/K/A Daughters of Charity Health Services

of Austin AND Seton Healthcare NeTwork)

AND

ASCENSION HEALTH

AND

CEDAR PARK HEALTH SYSTEM, L.P.

APRIL 15, 2025

TABLE OF CONTENTS

1.	PURCHASE AND SALE OF SELLERS’ INTERESTS.	2
1.1	Sale of Sellers’ Interests	2
1.2	Waiver	2
1.3	Excluded Assets	2
1.4	Assumed Liabilities	3
1.5	Retained Liabilities	3
1.6	Excluded Liabilities	5
1.7	Purchase Price	5
1.8	Net Working Capital	6
1.9	Third Party Payor Settlements	8
1.10	Reconciliation of Cash Balance	10
1.11	Other Assets	11
2.	CLOSING.	11
2.1	Closing	11
2.2	Actions of Sellers at Closing	12
2.3	Actions of Buyer at Closing	13
3.	REPRESENTATIONS AND WARRANTIES OF SELLERS	14
3.1	Existence and Capacity	14
3.2	Powers; Consents; Absence of Conflicts with Other Agreements, Etc.	14
3.3	Binding Agreement	15
3.4	Sellers’ Interests	15
3.5	Financial Statements	15
3.6	Certain Post-Balance Sheet Results	16
3.7	Licenses	17
3.8	Medicare Participation/Accreditation	17
3.9	Regulatory Compliance	18
3.10	Equipment	20
3.11	Real Property	20
3.12	Title to Other Assets	22
3.13	Employee Benefit Plans	22
3.14	Litigation or Proceedings	23
3.15	Environmental Laws	23
3.16	Taxes	24
3.17	Employee Relations	24
3.18	The Contracts	25
3.19	Supplies	26
3.20	Insurance	26
3.21	Third Party Payor Cost Reports	27
3.22	Medical Staff Matters	27
3.23	Condition of Assets	27
3.24	Experimental Procedures	28
3.25	Intellectual Property	28
3.26	Compliance Program	28
4.	REPRESENTATIONS AND WARRANTIES OF BUYER	28
4.1	Existence and Capacity	29

i

4.2	Powers; Consents; Absence of Conflicts with Other Agreements, Etc.	29
4.3	Binding Agreement	29
4.4	Legal Proceedings	29
4.5	Availability of Funds	29
5.	COVENANTS OF SELLERS PRIOR TO CLOSING	29
5.1	Governmental Approvals	30
5.2	Antitrust Matters	30
5.3	Operations	30
5.4	Efforts to Close	32
5.5	Employee List	32
5.6	Access/Inspections	32
5.7	Exclusivity	32
5.8	Financial Statements and Notification of Certain Matters	33
5.9	Estoppels and Contract Consents	33
6.	COVENANTS OF BUYER PRIOR TO CLOSING	33
6.1	Governmental Approvals	33
6.2	Antitrust Matters	33
6.3	Operations	34
6.4	Efforts to Close	34
6.5	Title Commitment and Survey	34
7.	CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER	36
7.1	Representations/Warranties	36
7.2	Governmental Approvals	36
7.3	Title Policy	36
7.4	Actions/Proceedings	36
7.5	Insolvency	36
7.6	No Material Adverse Change	37
7.7	Material Consents	37
7.8	Closing Deliveries	37
8.	CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLERS	37
8.1	Representations/Warranties	37
8.2	Governmental Approvals	37
8.3	Actions/Proceedings	37
8.4	Insolvency	38
8.5	Closing Deliveries	38
9.	RESTRICTIVE COVENANTS.	38
9.1	Covenant Not To Compete	38
9.2	Non-Solicitation	38
9.3	Enforcement	38
10.	ADDITIONAL AGREEMENTS.	39
10.1	Termination Prior to Closing	39
10.2	Post-Closing Access to Information	39
10.3	Preservation and Access to Records After the Closing	39
10.4	Tax and Medicare Effect	40

10.5	Reproduction of Documents	40
10.6	Cooperation on Tax Matters	41
10.7	Employee Matters	41
10.8	Indigent Care Policies	43
10.9	Information Services Agreement	43
10.10	Hospital Billing and Collection Agreement	43
10.11	Clinic Billing and Collection Agreement	43
10.12	License Agreement	43
10.13	Continuation of Insurance	43
10.14	Telephone Access	43
10.15	Releases of Guaranties	43
10.16	Non-Disparagement	44
10.17	Termination of Management Agreement	44
10.18	Release	44
10.19	Covenant Not to Sue	45
10.20	General Partner Indemnification	45
10.21	Cost Reports	45
10.22	Pre-Closing Assets and Liabilities	47
10.23	Excluded Marks	47
11.	INDEMNIFICATION.	47
11.1	Indemnification by Buyer	47
11.2	Indemnification by Sellers	48
11.3	Limitations	48
11.4	Notice and Control of Litigation	49
11.5	Notice of Claim	49
11.6	Mitigation	50
11.7	Exclusive Remedy	50
11.8	Anti-Sandbagging	50
12.	MISCELLANEOUS.	50
12.1	Schedules and Exhibits	50
12.2	Additional Assurances	51
12.3	Consented Assignment	51
12.4	Consents, Approvals and Discretion	51
12.5	Legal Fees and Costs	51
12.6	Choice of Law	51
12.7	Benefit/Assignment	51
12.8	No Brokerage	52
12.9	Cost of Transaction	52
12.10	Confidentiality	52
12.11	Public Announcements	53
12.12	Waiver of Breach	53
12.13	Notice	53
12.14	Severability	54
12.15	Gender and Number	54
12.16	Divisions and Headings	54
12.17	Survival	54
12.18	Affiliates	55
12.19	Waiver of Jury Trial	55

12.20	Accounting Date	55
12.21	No Inferences	55
12.22	Limited Third Party Beneficiaries	55
12.23	Entire Agreement/Amendment/Counterparts	55
12.24	Material Adverse Effect	56
12.25	CHS Guaranty	56
12.26	Ascension Guaranty	57
12.27	Knowledge of Sellers	57
12.28	Archive of Data Room	57

SCHEDULES

Description Schedule

Excluded Assets 1.3

Capital Leases 1.4

Net Working Capital 1.8

Cash Balance 1.10

Financial Statements 3.5

Certain Post-Balance Sheet Results 3.6

Licenses 3.7

Medicare Participation/Accreditation 3.8

Regulatory Compliance 3.9

HIPAA Compliance 3.9(a)

Owned Real Property 3.11(a)(i)

Leased Real Property 3.11(a)(ii)

Owned Real Property Violations 3.11(c)

Zoning 3.11(d)

Tenant Leases 3.11(e)

Rent Roll 3.11(f)

Eminent Domain 3.11(g)

Employee Benefit Plans 3.13

Litigation or Proceedings 3.14

Environmental Laws 3.15

Taxes 3.16

Employee Relations 3.17

Material Contracts 3.18

Insurance 3.20

Third Party Payor Cost Reports 3.21

Medical Staff Matters 3.22

Intellectual Property 3.25

Compliance Program 3.26

Material Consents 7.7

v

GLOSSARY OF DEFINED TERMS

Defined Term Section

Accounting Firm 1.8(c)

ACO 1.9(a)

Affiliate 12.18

Agreement Introduction

Anti-Kickback Law 1.5(i)

Antitrust Laws 5.2

Ascension Introduction

Assignment of Partnership Interest 2.2(a)

Assumed Liabilities 1.4

Balance Sheet Date 3.5(a)

Basket Amount 11.3(a)

Benefit Plans 3.13(a)

Business Associate Agreement 2.2(k)

Buyer Introduction

Buyer Cost Report 10.21(a)

Buyer Indemnified Parties 11.2

Buyer Party or Buyer Parties 10.18(b)

Buyer Plans 10.7(b)

Cash Balance 1.10(a)

CERCLA 3.15

CHS Introduction

Clinic Billing and Collection Agreement 2.2(m)

Closing 2.1

Closing Date 2.1

COBRA 1.5(d)

Partnership Introduction

Partnership Cost Reports 10.21(a)

Contracts 3.18

Defects 6.5(c)

DSH 1.5(b)

Effective Time 2.1

Environmental Laws 3.15

ERISA 3.13(a)

Excluded Assets 1.3

Excluded Liabilities 1.6

Excluded Marks 1.3(b)

False Claims Act 1.5(i)

Financial Statements 3.5

FPPE 3.22

FTC 5.2

GAAP 1.8(a)

Government Entity 3.9

Governmental Programs 3.8

HHS 3.8

HIPAA 3.9(a)

Hospital Recitals

Hospital Billing and Collection Agreement 2.2(l)

Immaterial Contracts 3.18

Indemnified Party 11.4

Indemnifying Party 11.4

Information Services Agreement 2.2(k)

Initial Cost Reports 10.21(d)

Intellectual Property 3.25

Justice Department 5.2

Knowledge of Sellers or Sellers’ Knowledge 12.27

Leased Real Property 3.11

License Agreement 2.2(n)

Losses 11.1

Management Agreement 10.17

Material Adverse Effect 12.24

Material Consents 7.7

Material Contracts 3.18

Net Working Capital 1.8(a)

Owned Real Property 3.11

Partnership Agreement 1.1

Permitted Encumbrances 3.11

Purchase Price 1.7(a)

R&W Indemnification Cap 11.3(a)

RAC 1.9(a)

RCRA 3.15

Real Property 3.11

Retained Liabilities 1.5

Seller Introduction

Seller Cost Report 10.21(a)

Seller Guaranty 10.15

Seller Indemnified Parties 11.1

Seller Party or Seller Parties 10.18(a)

Sellers’ Interests Recitals

Stark Law 1.5(i)

State Health Agency 3.7

Surveys 6.5(b)

Survival Period 12.17

Tax or Taxes 3.16

Tax Return 3.16

Termination Notice 12.1

Title Commitment 6.5(a)

Title Company 6.5(a)

Title Evidence 6.5(c)

Title Policy 6.5(a)

WARN Act 3.17(c)

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of April 15, 2025, by and among CP HOSPITAL GP, LLC, a Delaware limited liability company (the “General Partner”), CPLP, LLC, a Delaware limited liability company (the “CHS LP”), TRIAD HOLDINGS V, LLC, a Delaware limited liability company (the “Triad LP), TIMBERLAND MEDICAL GROUP, a Texas nonprofit corporation (“Timberland”), REGIONAL EMPLOYEE ASSISTANCE PROGRAM, a Texas nonprofit corporation (“REAP”) (the General Partner, the CHS LP, the Triad LP, Timberland and REAP may be referred to individually as a “Seller” and collectively as “Sellers”), CHS/COMMUNITY hEALTH sYSTEMS, INC., a Delaware corporation (“CHS”), ASCENSION TEXAS (F/K/A DAUGHTERS OF CHARITY HEALTH SERVICES OF AUSTIN and SETON HEALTHCARE NETWORK), a Texas nonprofit corporation (“Buyer”), ASCENSION HEALTH, a Missouri nonprofit corporation (“Ascension”), and CEDAR PARK HEALTH SYSTEM, L.P., a Delaware limited partnership (the “Partnership”).

RECITALS:

A. The Partnership owns and operates Cedar Park Regional Medical Center in Cedar Park, Texas, and certain related medical office buildings and outpatient care facilities, physician practices and ancillary services (collectively, the “Hospital”).

B. The General Partner owns a one percent (1%) general partnership interest in the Partnership (the “GP Interest”). The CHS LP owns a thirty-nine percent (39%) limited partnership interest in the Partnership. The Triad LP owns a forty percent (40%) limited partnership interest in the Partnership. Sellers collectively own eighty percent (80%) of the partnership interests in the Partnership (the “Sellers’ Interests”), which represents Sellers’ entire ownership interest in the Partnership. Buyer owns the remaining twenty percent (20%) limited partnership interest in the Partnership.

C. Sellers desire to sell to Buyer, and Buyer desires to purchase from Sellers, all of Sellers’ Interests, on the terms and conditions set forth in this Agreement.

D. Timberland and REAP own certain assets used in the operations of the Partnership and will transfer such assets to Buyer or its Affiliates on the terms and conditions set forth in this Agreement.

E. CHS is a party to this Agreement for purposes of guaranteeing the obligations of its subsidiaries or Affiliates as set forth herein.

F. Ascension is a party to this Agreement for purposes of guaranteeing the obligations of its subsidiaries or Affiliates as set forth herein.

AGREEMENT:

NOW, THEREFORE, for and in consideration of the premises and the mutual agreements, covenants, representations, and warranties hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are forever acknowledged and confessed, the parties hereto agree as follows:

1. PURCHASE AND SALE OF SELLERS’ INTERESTS.

1.1 Sale of Sellers’ Interests. Subject to the terms and conditions of this Agreement, and in reliance upon the representations, warranties, and post-closing obligations of Buyer, Sellers, and the Partnership herein set forth, Sellers agree to sell, convey, transfer and deliver to Buyer, and Buyer agrees to purchase from Sellers, Sellers’ Interests on the Closing Date (as hereinafter defined), for the consideration hereinafter provided. Sellers’ Interests constitute eighty percent (80%) of the outstanding partnership interests of the Partnership, and is Sellers’ entire ownership interest in the Partnership. On the Closing Date, Sellers shall transfer the Sellers’ Interests to Buyer free and clear of all options, pledges, security interests, voting trust or similar arrangements, liens, charges or other encumbrances or restrictions on voting or transfer of any kind whatsoever, other than restrictions under the Securities Act of 1933, as amended, state securities laws or as contained in the Amended and Restated Limited Partnership Agreement of the Partnership dated as of January 10, 2006, as amended (collectively the “Partnership Agreement”).

1.2 Waiver. Subject to the terms and conditions of this Agreement, the parties waive the requirements and restrictions of Article 13 of the Partnership Agreement relating to the transfer of Sellers’ Interests, as well as the provisions of any other agreements of the parties which might prohibit or limit the transactions contemplated herein (with such waiver limited solely to the prohibition or limitation on the transactions contemplated herein).

1.3 Excluded Assets. Those assets of the Partnership described below, together with any assets described on Schedule 1.3 hereto, shall be excluded from the assets of the Partnership as of the Closing through Buyer’s acquisition of the Sellers’ Interests (collectively, the “Excluded Assets”):

(a) any reserves or prepaid expenses related to the Excluded Assets (such as prepaid legal expenses or insurance premiums);

(b) the names, symbols, trademarks, logos or other symbols used in connection with the Hospital which include the names “CHS,” “Community Health Systems” or any variants thereof or any other names which are proprietary and exclusive to Sellers or their Affiliates (excluding the Partnership) (the “Excluded Marks”);

(c) any computer software and programs which are proprietary to Sellers or their Affiliates;

(d) all of Sellers’ or any Affiliate’s proprietary manuals, marketing materials, policy and procedure manuals, standard operating procedures and marketing brochures, data and studies or analyses;

(e) all rights in connection with and the assets of Sellers’ employee benefit plans, including, but not limited to, the “Benefit Plans” as hereinafter defined;

(f) all national or regional contracts of Sellers or any Affiliate of Sellers which are made available to the Hospital by virtue of the Hospital being an Affiliate of Sellers; provided, however, certain services provided under a national or regional contract may be made available to Buyer, as specified in the Information Services Agreement;

(g) all records relating to the Excluded Assets to the extent that the Partnership does not need the same in connection with the ongoing activities of the Partnership or the Hospital; and

(h) all patient accounts receivable relating to services rendered by Timberland (the “Clinic AR”).

On or before the Closing Date, to the extent permitted by law and not restricted by contract or otherwise, the Partnership shall cause the Excluded Assets, together with the Excluded Liabilities (defined in Section 1.6 below), to be transferred by the Partnership to Sellers or an Affiliate of Sellers pursuant to an assignment and assumption agreement in form and substance satisfactory to Buyer.

1.4 Assumed Liabilities. As of the Effective Time, the Partnership shall retain and be solely responsible for the following liabilities (the “Assumed Liabilities”):

(a) all obligations of the Partnership accruing from and after the Effective Time with respect to the Contracts (excluding any Contracts that are Excluded Assets), but only to the extent such liabilities were incurred in the ordinary course of business and do not relate to any unpaid amounts that accrued or became due and payable prior to the Effective Time (except to the extent included in Net Working Capital), or any failure to perform, breach or other violation or default of or under the Contracts occurring prior to the Effective Time;

(b) the trade accounts payable and other current liabilities of the Partnership as of the Effective Time, but only to the extent such accounts payable and current liabilities are included in the calculation of Net Working Capital (as defined below);

(c) the capital lease obligations set forth on Schedule 1.4 hereto; and

(d) obligations and liabilities as of the Effective Time in respect of accrued vacation and holiday pay benefits of the employees of the General Partner who are hired by the Partnership as of the Effective Time, and related taxes, but only to the extent such accrued vacation and holiday pay benefits are included in the calculation of Net Working Capital and excluding extended illness bank benefits.

1.5 Retained Liabilities. In addition to the Assumed Liabilities, the following liabilities and obligations of the Partnership arising out of the operation of the Hospital prior to the Effective Time shall be retained by the Partnership but shall be subject to the indemnification obligations of Sellers under Section 11.2 (collectively, the “Retained Liabilities”):

(a) claims or potential claims for medical malpractice or general liability relating to or arising out of acts or omissions that occurred prior to the Effective Time;

(b) liabilities and obligations of the Partnership in respect of periods prior to the Effective Time arising under the terms of the Medicare, Medicaid, CHAMPUS/TRICARE, Blue Cross, or other third party payor programs, including, without limitation, in respect of third party payors pursuant to retrospective settlements (including, without limitation, pursuant to Medicare, Medicaid and CHAMPUS/TRICARE cost reports filed or to be filed by the Partnership for periods prior to the Effective Time, RAC appeals, ACOs) and all liabilities and obligations for periods prior to the Effective Time related to all Medicaid payments and programs, except the Comprehensive Hospital Reimbursement Program (CHIRP), including all cash transactions delineated in Section 1.9, including, but not limited to (i) settlements or adjustments to prior Medicaid payments resulting from the State's audit or other recalculation of Medicaid payments for services rendered prior to the Effective Time, (ii) Disproportionate Share (DSH), (iii) Uncompensated Care (UC), (iv) Graduate Medical Education (GME), (v) Aligning Technology by Linking Interoperable Systems for Client Health Outcomes Program (ATLIS), (vi) Uniform Hospital Rate Increase Program (UHRIP), (vii) Texas Incentives for Physician and Professional Services (TIPPS), (viii) Rural Access to Primary and Preventative Services (RAPPS), and (ix) Hospital Augmented Reimbursement Program (HARP), and all appeals and appeal rights of the Partnership relating to such settlements, any audit under the Medicare RAC program or any noncompliance with applicable law or contractual obligations related to the billing or collection for services, any ACOs, and any liability arising pursuant to the Medicare, Medicaid, CHAMPUS/TRICARE, Blue Cross, or any other third party payor programs as a result of the consummation of any of the transactions contemplated under this Agreement;

(c) federal, state or local tax liabilities or obligations of the Partnership in respect of periods prior to the Effective Time or resulting from the consummation of the transactions contemplated herein including, without limitation, any income tax, any franchise tax, any tax recapture, any sales and/or use tax, and any FICA, FUTA, workers’ compensation, and any and all other taxes or amounts due and payable as a result of the exercise by the employees at the General Partner of such employees’ right to vacation, sick leave, and holiday benefits accrued while in the employ of the Partnership (provided, however, that this clause (c) shall not apply to any and all taxes payable that constitute Assumed Liabilities under Section 1.4(d) or any and all taxes payable that constitute Excluded Liabilities under Section 1.6);

(d) liability for any and all claims by or on behalf of employees of the General Partner relating to periods prior to the Effective Time including, without limitation, liability and obligations for any compensation-related payments, pension, profit sharing, deferred compensation, equity or equity-related compensation, incentive compensation, fringe benefit, tuition reimbursement, severance, termination pay, change in control or retention payments, bonuses or any other employee benefit plan of whatever kind or nature or any employee health and welfare benefit plans, liability for any unemployment compensation claim or workers’ compensation claim, and any liabilities or obligations to former employees of the General Partner under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) (provided, however, that this clause (d) shall not apply to any and all employee benefits constituting Assumed Liabilities under Section 1.4(d));

(e) any liability or obligation arising out of the Partnership’s non-compliance with laws, regulations, rules and ordinances relating to employment, including but not limited to those enforced by the Wage and Hour Division of the U.S. Department of Labor, Equal

Employment Opportunity Commission, Office of Federal Contract Compliance Programs, National Labor Relations Board, Occupational Safety and Health Administration or any comparable state or local agency;

(f) any obligation or liability accruing, arising out of, or relating to any federal, state or local investigations of, or claims or actions against, the Partnership or any of its Affiliates or any of its employees, medical staff, agents, vendors, representatives, successors or assigns, with respect to acts or omissions prior to the Effective Time;

(g) any civil or criminal obligation or liability accruing, arising out of, or relating to any acts or omissions of the Partnership, its Affiliates or, to the extent related to their services to the Partnership, its directors, officers, employees and agents claimed to violate any constitutional provision, statute, ordinance or other law, rule, regulation or order of any governmental entity;

(h) liabilities or obligations to the extent arising out of any breach by the Partnership prior to the Effective Time of any Contract;

(i) any liability of the Partnership relating to violation of federal or state laws regulating fraud, including but not limited to the federal Anti-Kickback Law (42 U.S.C. § 1320(a)-7(b) et seq.) (the “Anti-Kickback Law”), the Ethics in Patient Referrals Act (42 U.S.C. § 1395nn et seq.) (the “Stark Law”), and the False Claims Act (31 U.S.C. § 3729 et seq.) (the “False Claims Act”);

(j) all liabilities and obligations relating to any oral agreements, oral contracts or oral understandings with any referral sources including, but not limited to, physicians, unless reduced to writing and identified on Schedule 3.18 hereto;

(k) all liabilities and obligations related to or arising out of any claims of the General Partner against the Partnership as provided in Section 8.6 of the Partnership Agreement; and

(l) any other liabilities and obligations of the Partnership related to or arising from acts or omissions prior to the Effective Time that are not an Assumed Liability.

1.6 Excluded Liabilities. The Partnership shall not assume and under no circumstances shall the Partnership be obligated to pay or assume, and none of the assets of the Partnership shall be or become liable for or subject to, any liabilities or obligations associated with or arising out of any of the Excluded Assets (the “Excluded Liabilities”). For purposes of this Agreement, the Excluded Liabilities shall include any federal income tax liabilities attributable to tax allocations of 80% of Partnership income, gain, losses, and deductions to Sellers with respect to periods prior to the Effective Time.

1.7 Purchase Price.

(a) Subject to the terms and conditions hereof, in reliance upon the representations and warranties of Sellers herein set forth and as consideration for the sale and purchase of Sellers’ Interests herein contemplated (and certain assets of Timberland and REAP),

Buyer agrees to pay to Sellers as the aggregate purchase price hereunder (the “Purchase Price”) Four Hundred Sixty Million Dollars ($460,000,000), plus or minus an amount equal to eighty percent (80%) of the amount by which the Net Working Capital of the Partnership as of the last day of the calendar month immediately preceding the Effective Time exceeds or is less than Thirty Two Million Five Hundred Thousand Dollars ($32,500,000), respectively, minus an amount equal to eighty percent (80%) of the outstanding balance as of the last day of the calendar month immediately preceding the Effective Time of the capital leases in place at the Partnership as described on Schedule 1.4, and plus or minus an amount equal to twenty percent (20%) of the Cash Balance (as defined below) as of the last day of the calendar month immediately preceding the Effective Time. The Purchase Price shall be calculated as of the Closing based upon the estimated Net Working Capital (as determined in accordance with Section 1.8(b)) and based upon the estimated Cash Balance (as determined in accordance with Section 1.10(b)), and shall be due and payable by Buyer to Sellers at the Closing by wire transfer of immediately available funds to an account designated by Sellers. The Purchase Price shall be adjusted after the Closing in accordance with Section 1.8 to reflect the actual Net Working Capital as of the last day of the calendar month immediately preceding the Effective Time (as determined in accordance with Section 1.8(b)), and in accordance with Section 1.10 to reflect the actual Cash Balance as of the last day of the calendar month immediately preceding the Effective Time (as determined in accordance with Section 1.10(b)).

(b) Sellers shall not be considered to be partners of the Partnership after the Effective Time, and, except as contemplated by this Agreement (including Section 10.22), shall not be allocated any profits or losses of the Partnership after the Effective Time, and shall not be entitled to any distributions made by the Partnership after the Effective Time.

1.8 Net Working Capital.

(a) Net Working Capital. As used herein, the term “Net Working Capital” shall mean the aggregate current assets of the Partnership minus the aggregate current liabilities of the Partnership, all as determined in accordance with generally accepted accounting principles (“GAAP”) consistently applied. In any case with respect to the computation of Net Working Capital, (i) the following shall be included in current assets: petty cash, accounts receivable (excluding the Clinic AR), assumable deposits, prepaid expenses (including the prepaid tax applicable to the Williamson County Local Provider Participation Fund (LPPF)(the “Prepaid Tax Balance”)) and supplies and inventory as of the last day of the calendar month immediately preceding the Effective Time, and (ii) the following shall be included in current liabilities: accounts payable, accrued expenses, accrued salaries and wages, and accrued liabilities for vacation and holiday benefits (not to exceed 320 hours for any employee), excluding any extended illness banks, for employees as of the last day of the calendar month immediately preceding the Effective Time.

(b) Adjustments. Attached hereto as Schedule 1.8 is the mutually agreed upon schedule of the Net Working Capital as of December 31, 2024, together with the principles, specifications and methodologies used in determining the Net Working Capital. At least ten (10) business days prior to the Closing, Sellers shall deliver to Buyer a reasonable estimate of Net Working Capital as of the end of the most recently ended calendar month prior to the Closing Date for which financial statements are available and containing reasonable detail and supporting documents showing the derivation of such estimate. The Net Working Capital shall be estimated following the same mutually agreed upon principles, specifications and methodologies used to determine the Net Working Capital as of December 31, 2024, as specified in Schedule 1.8, and shall be used for purposes of calculating the Purchase Price as of the Closing. Within ninety (90) days after the Closing, Sellers shall deliver to Buyer their determination of the actual Net Working Capital as of the last day of the calendar month immediately preceding the Effective Time (following the same principles, specifications and methodologies used to determine the Net Working Capital as set forth on Schedule 1.8 and the estimated Net Working Capital as of the Closing). Each party shall have full access to the financial books and records of the Partnership to confirm or audit Net Working Capital computations. Should Buyer disagree with Sellers’ determination of the Net Working Capital, Buyer shall notify Sellers within sixty (60) days after Sellers’ delivery of its determination of the Net Working Capital. If Sellers and Buyer fail to agree within thirty (30) days after Buyer’s delivery of notice of disagreement on the amount of the Net Working Capital, such disagreement shall be resolved in accordance with the procedure set forth in Section 1.8(c), which shall be the exclusive remedy for resolving accounting disputes relative to the determination of the Net Working Capital. The Purchase Price shall be increased or decreased to reflect the difference between the estimated Net Working Capital at the Closing and the actual Net Working Capital as of the last day of the calendar month immediately preceding the Effective Time, and within five (5) business days after determination thereof eighty percent (80%) of any increase shall be paid in cash by Buyer to Sellers, and eighty percent (80%) of any decrease shall be paid in cash by Sellers to Buyer.

(c) Dispute of Adjustments. In the event that Sellers and Buyer are not able to agree on the actual Net Working Capital as of the last day of the calendar month immediately preceding the Effective Time within thirty (30) days after Buyer’s delivery of notice of disagreement, Sellers and Buyer shall each have the right to require that such disputed determination be submitted to an independent certified public accounting firm as Sellers and Buyer may then mutually agree upon in writing (the “Accounting Firm”) for computation or verification in accordance with the provisions of this Agreement. The Accounting Firm shall review the matters in dispute and, acting as arbitrators, shall promptly decide the proper amounts of such disputed entries (which decision shall also include a final calculation of the Net Working Capital). The submission of the disputed matter to the Accounting Firm shall be the exclusive remedy for resolving accounting disputes relative to the determination of the Net Working Capital. The Accounting Firm’s determination shall be binding upon Sellers and Buyer, and such Accounting Firm’s fees and expenses shall be borne equally by Sellers and Buyer.

(d) Physical Inventory. If requested by Buyer at least ten (10) business days prior to the Closing, the Sellers shall cause a physical inventory to be taken of the inventory and supplies on hand at the Hospital by employees or representatives of the Sellers or their Affiliates as near in time as possible to the Closing Date and with the results extended and adjusted through the Closing Date. The Sellers shall permit representatives or employees of the Buyer to observe such inventory process. All inventory items shall be valued at cost on a first-in first-out basis. The parties acknowledge that the inventory to be taken pursuant to this Section 1.8(d) will not be conducted until immediately prior to the Closing Date and, as such, the results of such inventory may not be available until sometime after the Closing Date. For purposes of determining the actual Net Working Capital, inventory shall be valued as determined pursuant to this Section 1.8(d).

1.9 Third Party Payor Settlements.

(a) All amounts payable to the Partnership in respect of third party payors pursuant to retrospective settlements (including, without limitation, pursuant to Medicare, Medicaid and CHAMPUS/TRICARE cost reports filed or to be filed by the Partnership for periods prior to the Effective Time (hereinafter defined), retrospective payment of claims that are the subject of CMS Recovery Audit Contractor (“RAC”) appeals, all payments associated with any Medicare Accountable Care Organizations (“ACOs”), and all payments for periods prior to the Effective Time related to all Medicaid payments and programs, including, but not limited to, (i) settlements or adjustments to prior Medicaid payments resulting from the State’s audit or other recalculation of Medicaid payments for services rendered prior to the Effective Time, (ii) DSH, (iii) UC, (iv) GME, (v) ATLIS, (vi) HARP, (vii) CHIRP, (viii) UHRIP, (ix) TIPPS, and (x) RAPPS, and all appeals and appeal rights of Sellers relating to such settlements, including cost report settlements, for periods prior to the Effective Time, shall be allocated between Sellers and Buyer in proportion to their respective ownership percentages in the Partnership prior to the Effective Time (i.e., 80% to Sellers and 20% to Buyer). To the extent such settlements are greater than or less than the amounts included in the calculation of Net Working Capital (as detailed on Schedule 1.8), the variance shall be allocated between Sellers and Buyer in proportion to their respective ownership percentages in the Partnership prior to the Effective Time (i.e., 80% to Sellers and 20% to Buyer). Accordingly, Buyer shall within ten (10) business days after receipt by the Partnership, remit to Sellers eighty percent (80%) of any receipts of any such amounts and the Sellers shall within ten (10) business days remit to the Partnership eighty percent (80%) of any liabilities for any such amounts.

(b) The parties acknowledge that Medicaid supplemental cash transactions (payments made or received separate from Medicaid Managed Care Organization (MCO) and Traditional Medicaid fee-for-serve individual paid claims), for the programs listed in Section 1.9(a) include the following: (i) mandatory payments to the Williamson County Local Provider Participation Fund (LPPF); (ii) State refunds of intergovernmental transfers to the Williamson County LPPF or any other LPPF on behalf of the Partnership; (iii) Quality Incentive Fund (QIF) payments to and from Medicaid MCOs; (iv) grant payments to or from the Texas Essential Healthcare Partnership (TEHP) based upon reconciliation workbooks prepared by Adelanto HealthCare Ventures (AHCV) or a similar entity (“Grant Payments”); and (v) cash receipts from the State and Medicaid MCOs. The parties further acknowledge that these supplemental cash transactions and any other payments applicable to Section 1.9(a) may not be finalized at the Effective Time. In order to allocate all cash transactions between Sellers and Buyer, the total cash transactions for each program year will be segregated into two portions: one pertaining to the period prior to the Effective Time and a second pertaining to the period after the Effective Time. If a program year occurs entirely before or after the Effective Time, its cash transactions will be entirely allocated to the portion before or after the Effective Time, respectively. If a program year does not relate solely to a period prior to or after the Effective Time, its cash transactions must be segregated into the portions before and after the Effective Time. To determine the portion applicable to the period prior to the Effective Time, the cash transactions for the applicable program year shall be multiplied by a fraction, the numerator of which shall be the number of days prior to the Effective Time during the period attributable to the program year and the denominator of which shall be the total number of days attributable to the program year. To determine the portion applicable to the period after the Effective Time, the cash transactions shall be multiplied by a fraction, the numerator of which shall be the number of days after the Effective Time during the period attributable to the program year and the denominator of which shall be the total number of days attributable to the program year.

(c) The portion of cash transactions for payments covered in Section 1.9(a) and applicable to the period prior to the Effective Time for each program year shall be allocated between Sellers and Buyer in proportion to their respective ownership percentages in the Partnership prior to the Effective Time (i.e., 80% to Sellers and 20% to Buyer). The portion of cash transactions for each program year applicable to the period after the Effective Time shall be allocated solely to the Buyer. The parties acknowledge that Sellers and Buyer will have paid and/or received cash transactions prior to the Effective Time, through Net Working Capital, or after the Effective Time. Once all cash transactions for a program year are complete, a final settlement will occur between the parties for the given program year. This settlement will be comprised of two data elements: (i) the sum of cash transactions paid or received by each party for the applicable program year; and (ii) each party’s allocation of cash allocations for the given program year in accordance with this Section 1.9. The total cash transactions for the first data element will be derived from AHCV’s reconciliation workbook for the given program year, if applicable, and agreed to the general ledger of each party according to the transactions it received or paid. If the two data elements of the settlement do not agree, meaning the parties have not paid or received total cash transactions for a given program year equivalent to their allocations determined in accordance with this Section 1.9, payments will be made between the parties for each program year to arrive at the allocations determined in this Section 1.9.

(d) For reconciliation purposes of this Section 1.9, Grant Payments to or from the Partnership occurring after the Effective Time will be received by or payable from the Buyer. Grant Payments received by the Partnership decrease the Williamson County LPPF balance the Buyer purchases, and accordingly, the Buyer deserves these cash receipts after the Effective Time. The parties agree that Grant Payments made by the Partnership to entities not participating in the Williamson County LPPF, if applicable, were either reflected in Net Working Capital, lowering the prepaid tax purchased by the Buyer, or will increase the Williamson County LPPF balance the Buyer will control. Accordingly, the Buyer is obligated to remit these cash payments after the Effective Time. Sellers and Buyer acknowledge that the amount of provider tax funds expensed on the Sellers’ general ledger and reflected in the Prepaid Tax Balance the Buyer purchased through Net Working Capital may not equal the final provider tax funds required to fund a payment for a given program year (determined after consideration of State refunds to the Williamson County LPPF). In the event these amounts are not equal, the differential will be a component of the reconciliation discussed in Section 1.9.

(e) The parties agree that all outstanding appeal issues listed on Schedule 3.21, including the 1115 Waiver Days appeals, are excluded from the calculation of Net Working Capital, and any funds will be allocated between Sellers and Buyer in accordance with the provisions of this Section.

1.10 Reconciliation of Cash Balance.

(a) Notwithstanding anything to the contrary herein, any amounts of the Partnership due to or due from Sellers or their Affiliates (referred to as “Due from Majority Member - Cash Management” in the Financial Statements and referred to herein as the “Cash Balance”) as of the last day of the calendar month immediately preceding the Effective Time shall be reconciled in accordance with this Section 1.10.

(b) Attached hereto as Schedule 1.10 is a schedule of the Cash Balance as of December 31, 2024, together with the principles, specifications and methodologies used in determining the Cash Balance. At least ten (10) business days prior to the Closing, Sellers shall deliver to Buyer a reasonable estimate of the Cash Balance as of the end of the most recently ended calendar month prior to the Closing Date for which financial statements are available and containing reasonable detail and supporting documents showing the derivation of such estimate. The Cash Balance shall be estimated following the same mutually agreed upon principles, specifications and methodologies used to determine the Cash Balance as of December 31, 2024, as specified in Schedule 1.10, and shall be used for purposes of calculating the Purchase Price as of the Closing. Within ninety (90) days after the Closing, Sellers shall deliver to Buyer their determination of the actual Cash Balance as of the last day of the calendar month immediately preceding the Effective Time (following the same principles, specifications and methodologies used to determine the Cash Balance as set forth on Schedule 1.10, and the estimated Cash Balance as of the Closing). Each party shall have full access to the financial books and records pertaining to the Partnership to confirm or audit Cash Balance computations. Should Buyer disagree with Sellers’ determination of the Cash Balance, Buyer shall notify Sellers within sixty (60) days after Sellers’ delivery of their determination of the Cash Balance. If Sellers and Buyer fail to agree within thirty (30) days after Buyer’s delivery of notice of disagreement on the amount of the Cash Balance, such disagreement shall be resolved in accordance with the procedure set forth in Section 1.10(c), which shall be the exclusive remedy for resolving accounting disputes relative to the determination of the Cash Balance. If the Cash Balance results in an amount due by the Partnership to Sellers or one of their Affiliates, Buyer shall pay to Sellers an amount equal twenty percent (20%) of the Cash Balance. If the Cash Balance results in an amount due by Sellers or their Affiliates to the Partnership, Sellers shall pay Buyer an amount equal to twenty percent (20%) of the Cash Balance. Within five (5) business days after the calculation of the Cash Balance becomes final and conclusive as described above, Buyer or Sellers, as applicable, shall pay the appropriate amount to the other party by wire transfer of immediately available funds to an account designated by such other party.

(c) In the event that Sellers and Buyer are not able to agree on the actual Cash Balance as of the last day of the calendar month immediately preceding the Effective Time within thirty (30) days after Buyer’s delivery of notice of disagreement, Sellers and Buyer shall each have the right to require that such disputed determination be submitted to the Accounting Firm for computation or verification in accordance with the provisions of this Agreement. The Accounting Firm shall review the matters in dispute and, acting as arbitrators, shall promptly decide the proper amounts of such disputed entries (which decision shall also include a final calculation of the Cash Balance). The submission of the disputed matter to the Accounting Firm shall be the exclusive remedy for resolving accounting disputes relative to the determination of the Cash Balance. The

Accounting Firm’s determination shall be binding upon Sellers and Buyer, and such Accounting Firm’s fees and expenses shall be borne equally by Sellers and Buyer.

1.11 Other Assets.

(a) REAP has entered into employment agreements with physicians or physician assistants employed by REAP and located in the service area of the Hospital (the “Employed Physicians”). Timberland holds certain assets relating to physician clinics and other outpatient operations including various trademarks and trade names associated with the Employed Physicians. At the Closing, REAP and Timberland shall assign and transfer to Buyer or an Affiliate of Buyer (i) the contracts described on Schedule 3.18 to which either REAP or Timberland is a party, (ii) the leases described on Schedule 3.11(a)(ii) and Schedule 3.11(e) to which either REAP or Timberland is a party, and (iii) the other tangible and intangible assets described on Schedule 1.11(a) hereto, free and clear of any and all liens, encumbrances or other restrictions, and Buyer or an Affiliate of Buyer shall assume the obligations of REAP and Timberland under such contracts and leases which arise on or after the Effective Time, but only to the extent such obligations were incurred in the ordinary course of business and do not relate to any unpaid amounts that accrued or became due and payable prior to the Effective Time (except to the extent included in Net Working Capital), or any failure to perform, breach or other violation or default of or under such contracts or leases occurring prior to the Effective Time. The parties will enter into a bill of sale and assignment and assumption agreement on terms acceptable to both parties to reflect the transfer of such assets to Buyer or an Affiliate of Buyer and the assignment and assumption by Buyer or an Affiliate of Buyer of such contracts and leases (the “Physician Clinic BOSA”).

(b) The CHS LP is the holder of record and owns beneficially the equity and other interests in the legal entities set forth on Schedule 1.11(b) (the “ASC Interests”). At the Closing, the CHS LP shall assign and transfer to Buyer or an Affiliate of Buyer (i) the ASC Interests and (ii) the contracts described on Schedule 3.18 to which the CHS LP is a party with respect to the ASC Interests, free and clear of any and all liens, encumbrances or other restrictions, and Buyer or an Affiliate of Buyer shall assume the obligations of the CHS LP under such contracts which arise on or after the Effective Time, but only to the extent such obligations were incurred in the ordinary course of business and do not relate to any unpaid amounts that accrued or became due and payable prior to the Effective Time (except to the extent included in Net Working Capital), or any failure to perform, breach or other violation or default of or under such contracts or leases occurring prior to the Effective Time. The parties will enter into an assignment of the ASC Interests and assignment and assumption agreement on terms acceptable to both parties to reflect the transfer of the ASC Interests to Buyer or an Affiliate of Buyer and the assignment and assumption by Buyer or an Affiliate of Buyer of such contracts. For purposes of this Agreement, the ASC Interests shall be considered part of the Seller Interests.

2. CLOSING.

2.1 Closing. Subject to the satisfaction or waiver by the appropriate party of all of the conditions precedent to Closing specified in Sections 7 and 8 hereof, the consummation of the transactions contemplated by and described in this Agreement (the “Closing”) shall take place via electronic exchange of closing deliverables on June 30, 2025, or on such other date or at such other location as the parties may mutually designate in writing (the date of consummation is referred to herein as the “Closing Date”). The Closing shall be effective as of 12:00:01 a.m., local time, on the first day of the next calendar month immediately following the Closing Date, or at such other time as the parties may mutually designate in writing (such time, the “Effective Time”).

2.2 Actions of Sellers at Closing. At the Closing and unless otherwise waived in writing by Buyer, Sellers shall deliver to Buyer the following:

(a) An Assignment of Partnership Interest in form and substance reasonably acceptable to Sellers and Buyer (the “Assignment of Partnership Interest”), duly executed by the appropriate Seller, transferring Sellers’ Interests to Buyer;

(b) An Assignment of ASC Interest in form and substance reasonably acceptable to Sellers and Buyer (the “Assignment of ASC Interest”), duly executed by the appropriate Seller, transferring each ASC Interest to Buyer;

(c) The Physician Clinic BOSA, duly executed by the appropriate Seller;

(d) An Assignment and Assumption Agreement in form and substance satisfactory to Buyer, effecting the assignment to and assumption by Sellers or one of their Affiliates of the Excluded Assets from the Partnership;

(e) Copies of corporate resolutions duly adopted by the governing body of the appropriate Seller, authorizing and approving the performance of the transactions contemplated hereby and the execution and delivery of this Agreement and the documents described herein, certified as true and of full force as of the Closing, by the appropriate officers of Sellers;

(f) Copy of a resolution duly adopted by the Board of Directors of CHS, authorizing and approving the performance of the transactions contemplated hereby and the execution and delivery of this Agreement;

(g) Certificate of the President or a Vice President, dated and signed as of the Closing Date, of the appropriate Seller, certifying as to the satisfaction of the condition precedent contained in Section 7.1 of this Agreement;

(h) Certificates of incumbency for the respective officers of CHS and each Seller executing this Agreement and any other agreements or instruments contemplated herein or making certifications for the Closing dated as of the Closing Date;

(i) Certificates of existence and good standing of CHS and each Seller from the state in which it is incorporated or formed, dated no earlier than ten (10) days prior to the Closing;

(j) Resignations of the representatives of Sellers on the Board of Directors and/or as officers of the Partnership, effective as of the Closing Date;

(k) An Information Technology Transition Services Agreement as contemplated by Section 10.9 (the “Information Services Agreement”) and the Business Associate

Agreement, in substantially the form attached thereto (the “Business Associate Agreement”), fully executed by an Affiliate of Seller;

(l) A Hospital Billing and Collection Agreement as contemplated by Section 10.10 (the “Hospital Billing and Collection Agreement”), fully executed by an Affiliate of Seller;

(m) A Clinic Billing and Collection Agreement as contemplated by Section 10.11 (the “Clinic Billing and Collection Agreement”), fully executed by an Affiliate of Seller;

(n) A License Agreement for Policy and Procedure Manuals as contemplated by Section 10.12 (the “License Agreement”), fully executed by an Affiliate of Seller; and

(o) Such other instruments and documents as the parties reasonably agree are appropriate and necessary to effect the transactions contemplated hereby.

2.3 Actions of Buyer at Closing. At the Closing and unless otherwise waived in writing by Seller, Buyer shall deliver to Sellers the following:

(a) An amount equal to the Purchase Price in immediately available funds;

(b) The Assignment of Partnership Interest, duly executed by Buyer;

(c) The Assignment of ASC Interest, duly executed by Buyer;

(d) The Physician Clinic BOSA, duly executed by Buyer;

(e) Copies of resolutions duly adopted by the Board of Directors of Buyer, authorizing and approving the performance of the transactions contemplated hereby and the execution and delivery of this Agreement and the documents described herein, certified as true and in full force as of the Closing, by the appropriate officers of Buyer;

(f) Copy of a resolution duly adopted by the Board of Directors of Ascension, authorizing and approving the performance of the transactions contemplated hereby and the execution and delivery of this Agreement;

(g) Certificate of the President or a Vice President of Buyer, dated and signed as of the Closing Date, certifying as to the satisfaction of the condition precedent contained in Section 8.1 of this Agreement;

(h) Certificates of incumbency for the respective officers of Ascension and Buyer executing this Agreement and any other agreements or instruments contemplated herein or making certifications for the Closing dated as of the Closing Date;

(i) Certificates of existence and good standing of Ascension and Buyer from the state in which it is incorporated or formed, dated no earlier than ten (10) days prior to Closing;

(j) The Information Services Agreement and the Business Associate Agreement attached thereto, fully executed by Buyer or its Affiliates(s), as applicable;

(k) The Hospital Billing and Collection Agreement, fully executed by Buyer or its Affiliates(s), as applicable;

(l) The Clinic Billing and Collection Agreement, fully executed by Buyer or its Affiliates(s), as applicable;

(m) The License Agreement, fully executed by Buyer or its Affiliates(s), as applicable; and

(n) Such other instruments and documents as the parties reasonably agree are appropriate and necessary to effect the transactions contemplated hereby.

3. REPRESENTATIONS AND WARRANTIES OF SELLERS. As of the date hereof, and when read in light of any Schedules which have been updated in accordance with the provisions of Section 12.1 hereof, as of the Closing Date, Sellers jointly and severally represent and warrant to Buyer the following:

3.1 Existence and Capacity. Each Seller (other than Timberland and REAP) is a limited liability company, duly organized and validly existing in good standing under the laws of the State of Delaware. Timberland and REAP are nonprofit corporations, duly organized and validly existing in good standing under the laws of the State of Texas. Each Seller has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder. CHS is a corporation, duly organized and validly existing in good standing under the laws of the State of Delaware. CHS has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder. The Partnership is a limited partnership duly organized and validly existing in good standing under the laws of the State of Texas. The Partnership has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder.

3.2 Powers; Consents; Absence of Conflicts with Other Agreements, Etc. The execution, delivery and performance of this Agreement by each Seller, CHS, and the Partnership and all other agreements referenced herein, or ancillary hereto, to which such Seller, the Partnership or CHS is a party, and the consummation by such Seller and CHS of the transactions contemplated by this Agreement and the documents described herein, as applicable:

(a) are within its corporate powers, are not in contravention of corporate law or of the terms of its organizational documents, and have been duly authorized by all appropriate corporate action;

(b) except as contemplated by Sections 5.1 and 5.2, do not require any approval or consent required to be obtained by Sellers of, or filing required to be made by Sellers with, any governmental agency or authority bearing on the validity of this Agreement which is required by law or the regulations of any such agency or authority;

(c) except as set forth on Schedule 3.18(c), (d) or (e), will not require notice or consent or otherwise conflict with, or result in any breach or contravention of, or the creation of any lien, charge or encumbrance under, any indenture, agreement, lease, instrument or understanding to which it is a party or by which it is bound;

(d) will not violate any statute, law, rule or regulation of any governmental authority to which it or the Sellers’ Interests may be subject; and

(e) will not violate any judgment, decree, writ or injunction of any court or governmental authority to which it or the Sellers’ Interests may be subject.

3.3 Binding Agreement. This Agreement and all agreements to which Sellers, the Partnership or CHS will become a party pursuant hereto are and will constitute the valid and legally binding obligations of each Seller, the Partnership or CHS, respectively, and are and will be enforceable against each Seller, the Partnership or CHS, respectively, in accordance with the respective terms hereof or thereof.

3.4 Sellers’ Interests. As of the Closing Date, Sellers shall hold of record and own beneficially all of the Sellers’ Interests free and clear of any encumbrances or restrictions on transfer (other than any restrictions under the Securities Act of 1933, as amended, state securities laws and the Partnership Agreement), taxes, security interests, options, warrants, purchase rights, contracts, commitments, equities, claims and demands. Sellers are not a party to any option, warrant, purchase right or other contract or commitment that could require Sellers to sell, transfer or otherwise dispose of the Sellers’ Interests (other than this Agreement or the Partnership Agreement). Sellers are not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of the Sellers’ Interests. Other than the Sellers’ Interests, neither Seller nor any Affiliate (hereinafter defined) of the Sellers own any other equity or membership interest in the Partnership. Except as set forth on Schedule 3.4, the Partnership does not own any equity or ownership interests in any joint venture or subsidiary entities (the “Ownership Interests”), and, as of the Closing Date, the Partnership shall hold of record and own beneficially all of the Ownership Interests free and clear of any encumbrances or restrictions on transfer (other than any restrictions under the Securities Act of 1933, as amended, state securities laws and the operating agreement of the joint venture or subsidiary entity), taxes, security interests, options, warrants, purchase rights, contracts, commitments, equities, claims and demands.

3.5 Financial Statements. Sellers have delivered to Buyer copies of the following financial statements of the Partnership (“Financial Statements”), which Financial Statements are maintained on an accrual basis:

(a) Unaudited Balance Sheet dated as of January 31, 2025 (the “Balance Sheet Date”);

(b) Unaudited Income Statement for the one (1) month period ended on the Balance Sheet Date; and

(c) Unaudited Balance Sheets and Income Statements for the fiscal years ended December 31, 2024 and 2023.

Except as set forth in Schedule 3.5, such Financial Statements have been (and the monthly financial statements delivered pursuant to Section 5.8 will be) prepared in accordance with GAAP, applied on a consistent basis throughout the periods indicated. Such Balance Sheets present fairly in all material respects (and, in the case of financial statements delivered pursuant to Section 5.8, will present fairly in all material respects) the financial condition of the Partnership as of the dates indicated thereon, and such Income Statements present fairly in all material respects (and in the case of financial statements delivered pursuant to Section 5.8, will present fairly in all material respects) the results of operations of the Partnership for the periods indicated thereon.

(d) Except as set forth in Schedule 3.5, the Partnership does not have any liabilities related to the Hospital of any type that are required to be disclosed in a balance sheet prepared in accordance with GAAP except for (i) liabilities reflected or reserved against in the Financial Statements (including the notes thereto) and (ii) liabilities incurred in the ordinary course of business since the Balance Sheet Date.

(e) All accounts receivable reflected on the Financial Statements and the accounts receivable and other receivables arising after the Balance Sheet Date, (i) have arisen from bona fide healthcare or other transactions entered into by the Partnership involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice; and (ii) constitute valid claims of the Partnership with no known set-offs deductions, compromises or reductions (other than allowances for bad debts and contractual allowances reflected in the Financial Statements). This representation does not constitute a guaranty that such accounts receivable will be collected.

3.6 Certain Post-Balance Sheet Results. Except as set forth in Schedule 3.6 hereto, since the Balance Sheet Date there has not been any:

(a) event, change or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect (hereinafter defined);

(b) material damage, destruction, or loss (whether or not covered by insurance) affecting the Hospital;

(c) threatened employee strike, work stoppage, or labor dispute pertaining to the Hospital;

(d) sale, assignment, transfer, or disposition of any item of property, plant or equipment of the Partnership having a value in excess of Fifty Thousand Dollars ($50,000) (other than supplies), except in the ordinary course of business consistent with past practices;

(e) general increases in the compensation payable by the General Partner to any of its employees or independent contractors outside of the ordinary course of business, or any increase in, or institution of, any bonus, insurance, pension, profit-sharing or other employee benefit plan, remuneration or arrangements made to, for or with such employees;

(f) changes in the accounting methods or practices employed by the Partnership or changes in depreciation or amortization policies;

(g) changes in the composition of the medical staff of the Hospital, other than normal turnover occurring in the ordinary course of business; or

(h) material transaction pertaining to the Hospital by the Partnership outside the ordinary course of business.

3.7 Licenses. The Hospital is duly licensed pursuant to the applicable laws of the State of Texas and is in compliance in all material respects with all state, local and applicable federal licensure rules and regulations. The pharmacies, laboratories, and all other ancillary departments owned or operated by the Partnership and located at the Hospital or operated for the benefit of the Hospital which are required to be specially licensed are duly licensed by the appropriate licensing agency (the “State Health Agency”). The Partnership has all material licenses, registrations, permits, and approvals (both state and federal) which are needed to operate the businesses owned or operated by it at the Hospital, and the Hospital is in compliance in all material respects with all such licenses, registration, permits, and approvals. Sellers have delivered to Buyer an accurate list (Schedule 3.7) of all such licenses, registrations, permits and approvals owned or held by the Partnership relating to the ownership, development, or operation of the Hospital, all of which are now and as of the Closing shall be in good standing. There is not now any pending or, to the Knowledge of Sellers, threatened action by or before any Governmental Entity to revoke, cancel, rescind, modify, suspend, restrict or refuse to renew any of such licenses, registrations, permits, and approvals. Except as set forth in Schedule 3.7, in the previous four (4) years, the Partnership has not received any written notice from any Governmental Entity regarding any material violation of any such licenses, registrations, permits, and approvals (other than any surveys or deficiency reports for which the Partnership has submitted a plan of correction that has been accepted or approved by the applicable Governmental Entity).

3.8 Medicare Participation/Accreditation. The Hospital is qualified for participation in the Medicare, Medicaid and CHAMPUS/TRICARE programs, has current and valid provider contracts with such programs, is in compliance in all material respects with the conditions of participation in such programs, and has received all approvals or qualifications necessary for capital reimbursement for the Hospital. Schedule 3.8 sets forth an accurate and complete list of all accreditations and certifications held by the Partnership and the Hospital, and all such accreditations and certifications are and will be as of the Closing effective, unrestricted, and in good standing, with no contingencies (except as set forth on Schedule 3.8). Copies of the most recent accreditation letters from The Joint Commission pertaining to the Hospital have been made available to Buyer. To the Knowledge of Sellers, all billing practices of the Partnership with respect to the Hospital to all third party payors, including the Medicare, Medicaid and CHAMPUS/TRICARE programs or any other federal or state healthcare program or other healthcare program funded in whole or in part by a Government Entity (collectively, the “Governmental Programs”) and private insurance companies, have been in compliance with all applicable laws, regulations and policies of such third party payors and the Governmental Programs, and neither the Partnership nor the Hospital have billed or received any payment or reimbursement in excess of amounts allowed by law. The Partnership has a program in place to determine whether any of its officers, directors employees, service providers or owners has been excluded from participating in or sanctioned by any Federal health care program (as defined in 42 U.S.C. § 1320a 7b(f)) which program includes a monthly review of the OIG List of Excluded Individuals/Entities (“LEIE”). Neither the Partnership or based upon and in reliance on the accuracy of the LEIE and any other state or federal list that is publicly available, any of its officers, directors, employees, service providers or shareholders: (i) are or have been excluded, debarred, terminated or suspended from participation in any Governmental Program, nor to Sellers’ knowledge is any such exclusion threatened, except as set forth on Schedule 3.8 or (ii) have been convicted of any criminal offense relating to the delivery of an item or service under any Governmental Program or other payor, patient neglect or abuse in connection with the delivery of a healthcare item or service, fraud, theft, embezzlement, breach of fiduciary responsibility or other financial misconduct in connection with the delivery of a healthcare item or services or with respect to any act or omission under any Governmental Program or other payor plan or program, or interference with or obstruction of any investigation into any criminal offense, and, to Sellers’ knowledge, no such action is pending or threatened. Except as set forth on Schedule 3.8, neither the Partnership nor any Seller have received any written notice from any of the Governmental Programs, or any other third party payor programs of any pending or, to Sellers’ knowledge, threatened investigations or surveys relating to the Hospital. Except as set forth on Schedule 3.8, neither the Partnership nor any Seller (i) is a party to a Corporate Integrity Agreement, deferred prosecution agreement or other compliance agreement with the Office of Inspector General of the United States Department of Health and Human Services (“HHS”) or any other Government Entity, (ii) has any reporting obligations pursuant to any settlement agreement entered into with any Government Entity, (iii) has been, to Sellers’ knowledge, within the past five (5) years the subject of any Governmental Program investigation conducted by any federal or state enforcement agency, (iv) is or has been, to Sellers’ knowledge, within the past five (5) years a defendant in any qui tam/False Claims Act litigation or similar action, (v) during the past five (5) years, has been served with or received any search warrant, subpoena, civil investigative demand, or, to Sellers’ knowledge, contact letter or telephone or personal contact by or from any federal or state enforcement agency, (vi) to the knowledge of Sellers, during the past five (5) years, has been the subject of any focused reviews, Zone Program Integrity Contractor audits, RAC audits, Medicaid Integrity Program audits, Comprehensive Error Rate Testing Contractor audits, Supplemental Medical Review Contractor audits, MAC audits or any other similar audits with respect to any Governmental Program, (vii) during the past five (5) years, has made a filing pursuant to the OIG’s Self Disclosure Protocol or other voluntary disclosure to the OIG, CMS or other governmental authority, and (viii) has, to Sellers’ knowledge, during the past five (5) years received any written complaints from any employee, independent contractor, vendor, physician or other person or organization that would indicate that the Partnership has violated any material healthcare law or regulation.

3.9 Regulatory Compliance. Except as set forth on Schedule 3.9 hereto, the Partnership is in compliance in all material respects with all applicable statutes, rules, regulations, and requirements of the Government Entities having jurisdiction over the Hospital and the operations of the Hospital. As used herein, “Government Entity” means any government authority or any agency, bureau, board, directorate, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any Government Program. The Partnership has timely and accurately filed all reports, data, and other information required to be filed with the Government Entities. Neither the Partnership nor any of its employees have committed a violation of federal or state laws regulating fraud, including but not limited to the federal Anti-Kickback Law, the Stark Law, and the False Claims Act. The Partnership’s and REAP’s contracts with physicians are in compliance in all material respects with all applicable state corporate practice of medicine and fee-splitting laws and regulations.

(a) HIPAA.

(i) Except as otherwise disclosed on Schedule 3.9(a), the Partnership is in compliance in all material respects with the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), all rules and regulations promulgated pursuant to HIPAA, and all other applicable privacy or security laws (including state health and information security laws and state consumer protection laws) (collectively, “Information Privacy or Security Laws”), and has taken commercially reasonable steps, consistent with health care industry practices and applicable Information Privacy or Security Laws, such that protected health information is protected against unauthorized access, use, modification, disclosure or other misuse. Except as set forth on Schedule 3.9, during the past five (5) years, neither the Partnership, nor, to the Knowledge of Sellers, any business associate or subcontractor of the Partnership (as defined under HIPAA, but limited, solely with respect to any such business associate or subcontractor, to the protected health information created, received, maintained or transmitted by such business associate or subcontractor, for or on behalf of the Partnership ), (i) has suffered or otherwise experienced any reportable breach of unsecured protected health information or security incident (as defined under HIPAA) affecting twenty-five (25) or more individuals, (ii) has received any written complaint from any person or enforcement notice from the HHS Office of Civil Rights or any other Government Entity regarding failure to comply with HIPAA and other Information Privacy or Security Laws or made any notification of any such reportable breach involving twenty-five (25) or more individuals or failure to comply with HIPAA to any Government Entity pursuant to HIPAA and other applicable Information Privacy or Security Laws, (iii) has entered into any Corrective Action Plan pertaining to HIPAA or patient privacy, or, to the extent any such Corrective Action Plan with a Government Entity exists, failed to comply in all material respects with the terms of such Corrective Action Plan, or (iv) accesses, receives, transmits, maintains or stores any protected health information outside of the United States of America without having performed the security risk analysis and risk management required by the HIPAA security standards. To the knowledge of Sellers, the Partnership and each subcontractor of the Partnership, have, to the extent required by HIPAA and other applicable Information Privacy or Security Laws, undertaken surveys, audits, inventories, reviews, analyses and/or risk assessments and addressed, mitigated, or tracked for future resolution any known deficiencies identified thereby and provided training with respect to compliance with HIPAA to its “workforce” (as defined in HIPAA) for the past five (5) years. The Partnership is and has been for the past five (5) years party to a valid and enforceable business associate agreement with each person acting as its business associate or subcontractor, as applicable under HIPAA in each case, in compliance in all material respects with HIPAA.

(ii) Neither the Partnership nor the Hospital (a) to the Knowledge of Sellers, is under investigation by any Governmental Entity for a violation of any Information Privacy or Security Law; (b) has received any written notices from the United States Department of Health and Human Services Office for Civil Rights, the Justice Department, the FTC, or the Attorney General of any state or territory of the United States relating to material violation of any Information Privacy or Security Law; and (c) except as set forth in Schedule 3.9, and, to the Knowledge of Sellers, there has not been any incident, that would trigger a notification or reporting requirement under any business associate agreement or any Information Privacy or Security Law, including a Breach (as such term is defined in 45 C.F.R. § 164.402) with respect to any Unsecured Protected Health Information (as such term is defined in 45 C.F.R. § 164.402) maintained by or on behalf of the Partnership or the Hospital.

(iii) Except as set forth on Schedule 3.9 during the previous four (4) years, no Breach (as such term is defined in 45 C.F.R. § 164.402) or potential Breach (as such term is defined in 45 C.F.R. § 164.402) has occurred with respect to any Unsecured Protected Health Information (as such term is defined in 45 C.F.R. § 164.402) maintained by or for the Partnership or the Hospital, and during the previous four (4) years no information security or privacy breach event has occurred that would require notification under any other applicable Information Privacy or Security Laws or under any obligation pursuant to any Contract.

(b) Prohibited Transactions. Neither the Partnership, nor any employee, agent or contractor of the Partnership, in their capacity as such or otherwise relating to the Partnership, has offered, paid, solicited or received any remuneration, kickback, bribe or rebate to or from any person in exchange for business or payments from or to any such person in violation of applicable law. All contracts or other formal or informal arrangements, including the terms, methodology, amount and payment of any compensation, benefits or other remuneration provided, paid or made available thereto (directly or indirectly), between the Partnership and any referral source or other person in a position to make or influence referrals or to otherwise generate business for the Partnership, is and has been in compliance in all material respects with applicable health care laws.

3.10 Equipment. Sellers have delivered to Buyer a schedule as of the Balance Sheet Date which takes into consideration all the material equipment associated with, or constituting any part of, the Hospital.

3.11 Real Property. The Partnership owns (or, with respect to the vacant land that is currently owned by Triad Healthcare, LLC, will own as of Closing) good and indefeasible fee simple title to the real property described on Schedule 3.11(a)(i) hereto (together with all of the Partnership’s right, title and interest in and to any improvements, any construction in progress, any other buildings and fixtures thereon, and all rights, privileges, and easements appurtenant thereto, the “Owned Real Property”), and the Partnership or Timberland has (or, with respect to the lease under which Cedar Park Clinic Asset Holding Company, LLC is currently the tenant, will have as of the Closing), good and valid leasehold title, as the case may be, to the leased real property that is leased pursuant to the leases described on Schedule 3.11(a)(ii) (collectively, the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”), in each case, subject to the Permitted Encumbrances. As of the Closing, the Real Property shall be free and clear of any and all liens, encumbrances or other restrictions except (i) any lien for taxes and assessments not yet due and payable or which are contested in good faith and for which adequate accruals and reserves have been established, (ii) any liens, encumbrances, restrictions or obligations under the Contracts, (iii) easements, restrictions and other matters of record, so long as such matters do not, collectively or individually, materially interfere with the operations of the Hospital in a manner consistent with the current use by the Partnership, (iv) zoning regulations and other governmental laws, rules, regulations, codes, orders and directives affecting the Real Property, (v) unrecorded easements, discrepancies, boundary line disputes, overlaps, encroachments and other matters that would be revealed by an accurate survey or inspection of the Real Property, so long as such matters do not, collectively or individually, materially interfere with the operations of the Hospital in a manner consistent with the current use by the Partnership, and (vi) with respect to the Leased Real Property, any encumbrances which encumber the fee interest in such property (collectively, the

“Permitted Encumbrances”). Permitted Encumbrances shall not include any lien that has been reduced to judgment and attached to the Owned Real Property. With respect to the Real Property:

(a) The Partnership has not created any liens which will materially interfere with Buyer’s use of the Real Property in a manner consistent with the current use by Partnership;

(b) The Real Property comprises all of the real property owned or leased by the Partnership or Timberland and associated with or employed in the operation of the Hospital;

(c) Except as set forth in Schedule 3.11(c), the Partnership has not received during the past three (3) years written notice from any Government Entity of a material violation of any applicable ordinance or other law, order or regulation with respect to the Owned Real Property, which violation has not been corrected;

(d) Except as set forth in Schedule 3.11(d), to the knowledge of Sellers, the Owned Real Property and its operation are in material compliance with all applicable zoning ordinances or is considered legally non-conforming or “grandfathered” thereunder;

(e) There are no tenants or other persons or entities occupying any space in the Real Property, other than pursuant to tenant leases described in Schedule 3.11(e), and no tenants under such leases have paid rent in advance for more than one month and no improvement credit or other tenant allowance of any nature is owed by the Partnership or Timberland to any tenant pursuant to such tenant leases, nor is any landlord improvement work required to be completed by the Partnership or Timberland pursuant to such tenant leases, and, to the knowledge of Seller, no tenant is in default under such tenant leases, except as disclosed in Schedule 3.11(e);

(f) Attached to Schedule 3.11(f) is a “rent roll” as of a recent date which sets forth for those leases where the Partnership or Timberland is landlord (i) the names of then current tenants, (ii) the rental payments for the then current month under each of the leases, and (iii) the security deposits held by the Partnership or Timberland for each tenant listed on the rent roll, (iv) list of all then delinquent rental payments; and (v) a list of all tenant deposits and a description of any application thereof (or a statement that there are no such deposits); and (vi) a list of all uncured material defaults under the leases to the Knowledge of Sellers or the Partnership; and

(g) Except as set forth on Schedule 3.11(g), the Partnership has not received during the past three (3) years any written notice from any Governmental Entity of any existing, proposed or contemplated plans to modify or realign any street or highway or any existing, proposed or contemplated eminent domain proceeding that would result in the taking of all or any material part of the Owned Real Property or that would materially and adversely affect the current use of any part of the Owned Real Property.

3.12 Title to Other Assets. The Partnership owns and holds good and valid title or leasehold interests, as the case may be, to all of the tangible assets of the Partnership, other than the Real Property, subject only to the Permitted Encumbrances and the Assumed Liabilities.

3.13 Employee Benefit Plans.

(a) Schedule 3.13 sets forth a true, complete and correct list of all “employee benefit plans,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), all specified fringe benefit plans as defined in Section 6039D of the Code, and all other bonus, incentive compensation, deferred compensation, profit sharing, stock option, severance, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, disability, group insurance, vacation, holiday, sick leave, welfare plan or employment, change in control, confidentiality or non-competition agreement or any other similar plan, agreement, policy or understanding (whether oral or written, qualified or non-qualified) and any trust, escrow or other funding arrangement related thereto (collectively, the “Benefit Plans”), which is currently or has been sponsored, maintained or contributed to for or on behalf of the employees, former employees, independent contractors or directors (or any of their dependents) of the General Partner or pursuant to which the General Partner has any liability or obligation.

(b) To Sellers’ knowledge, (i) each of the Benefit Plans is and has been maintained and administered in all material respects in compliance with its terms and applicable legal requirements (including ERISA), (ii) there have been no prohibited transactions, breaches of fiduciary duty or other breaches or violations of any law applicable to the Benefit Plans that could subject Buyer to any liability, (iii) each Benefit Plan intended to be qualified under Section 401(a) of the Code has a current favorable determination letter (or, in the case of a master and prototype or regional prototype plan, a favorable opinion or notification letter, as applicable) or an application therefore is pending with the IRS, (iv) no event has occurred which could cause any of the Benefit Plans to become disqualified or fail to comply with the applicable requirements of Section 401(a) of the Code, or that would otherwise cause a distribution therefrom that is otherwise eligible for rollover treatment under Section 408 of the Code to be ineligible to be rolled into an individual retirement account or a plan that is qualified under Section 401(a) of the Code.

(c) Except as set forth on Schedule 3.13, for the past six (6) years, neither the General Partner nor any ERISA Affiliate of either the General Partner or the General Partner’s sponsors, has maintained, contributed to, or been required to contribute to an employee benefit plan that is (i) a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA, (ii) subject to Title IV of ERISA, Sections 302 or 303 of ERISA or Sections 412 or 436 of the Code, or (iii) a multiple employer plan as defined in Section 413(c) of the Code. ERISA Affiliate shall mean any entity that would be treated as a single employer with the General Partner or any of its subsidiaries under the provisions of the Code and ERISA.

(d) None of the Benefit Plans listed on Schedule 3.13 that are “welfare benefit plans,” within the meaning of Section 3(1) of ERISA, provide for continuing benefits or coverage after termination or retirement from employment, except for COBRA rights under a “group health plan” as defined in Section 4980(B)(g) of the Code and Section 607 of ERISA. The consummation of the transactions contemplated hereby will not (i) result in an increase in or accelerate the vesting of any of the benefits available under any benefit plan, or (ii) otherwise entitle any employee to severance pay or any other payment from the General Partner.

3.14 Litigation or Proceedings. Sellers have delivered to Buyer a true and accurate list and summary description (Schedule 3.14) of all currently pending litigation or legal proceedings with respect to the Partnership or the Hospital. Except to the extent set forth on Schedule 3.14, there are no claims, actions, suits, proceedings, or investigations pending, or to the knowledge of Sellers, threatened, against the Partnership or the Hospital (or against any Seller or any of its other Affiliates and relating, in whole or in part, to the Hospital) at law or in equity, or before or by any federal, state, municipal, or other governmental department, commission, board, bureau, agency, or instrumentality wherever located. There are no judgments, orders, decrees, citations, fines or penalties heretofore assessed against or affecting the Partnership or the Hospital under any federal, state or local law.

3.15 Environmental Laws. Except as set forth on Schedule 3.15 hereto, (i) to the Knowledge of Sellers, the Owned Real Property is not subject to any material environmental hazards, risks, or liabilities, (ii) the Partnership is not in violation of, nor do they have any obligation to investigate, assess, mitigate, conduct a removal action or remediate any Real Property, including but not limited to the Owned Real Property, under any federal, state or local statutes, regulations, laws or orders pertaining to the protection of human health and safety or the environment (collectively, “Environmental Laws”), including, without limitation, the Comprehensive Environmental Response Compensation and Liability Act, as amended (“CERCLA”), and the Resource Conservation and Recovery Act, as amended (“RCRA”), and (iii) the Partnership’s ownership and operation of the Hospital (including all improvements on the Hospital) and the Real Property is, and has been, in all material respects, in compliance with Environmental Laws; (iv) the Partnership has not received any written notice alleging or asserting either a violation of any Environmental Law or an obligation to investigate, assess, remove, or remediate any Real Property, including the Owned Real Property, under or pursuant to any Environmental Law. No Hazardous Substances (which for purposes of this Section 3.15 shall mean and include chemicals, pollutants, contaminants, hazardous materials, hazardous wastes, Medical Wastes (as hereinafter defined), toxic substances, petroleum and petroleum products and byproducts, polychlorinated biphenyls, asbestos containing materials, PCBs, per- and polyfluoroalkyl substances, and any substances, materials, constituents, wastes, or other elements which are included under or regulated by any Environmental Law, including, without limitation, CERCLA and RCRA) have been disposed of on or released or discharged from or onto, or threatened to be released from or onto, the Owned Real Property (including groundwater) by the Partnership, or to Sellers’ knowledge, any third party, in violation of or which could give liability under any applicable Environmental Law. Neither the Partnership, nor to Sellers’ knowledge, any prior owners, operators or occupants of the Owned Real Property, have allowed any Hazardous Substances to be treated, stored, disposed of, transported, handled, discharged, possessed, managed, processed, released, or otherwise handled on the Owned Real Property in a manner which is in violation of or which could give liability under any Environmental Law, and the Partnership has complied with all Environmental Laws applicable to any part of the Owned Real Property. “Medical Waste” for purposes of this Section 3.15 _includes (i) pathological wastes, (ii) blood, (iii) sharps, (iv) wastes from surgery or autopsy, (v) dialysis waste, including contaminated disposable equipment and supplies, (vi) cultures and stocks of infectious agents and associated biological agents, (vii) contaminated animals, (viii) isolation wastes, (ix) contaminated equipment and supplies, (x) laboratory wastes, and (xi) various other biological waste and discarded materials contaminated with or exposed to blood, excretion or secretions from human beings or animals. “Medical Waste” also includes any substance, pollutant, material or contaminant listed or regulated as “Medical Waste,” “Infectious Waste,” or other similar terms by Environmental Laws insofar as they purport to regulate Medical Waste, or impose requirements relating to Medical Waste (collectively, the “Medical Waste Laws”), and includes “Regulated Waste” governed by OSHA. Notwithstanding anything contained herein to the contrary, this Section 3.15 contains the exclusive representations and warranties of Sellers with respect to environmental matters.

3.16 Taxes. Except as set forth on Schedule 3.16, the Partnership has timely filed all federal, state and local Tax Returns required to be filed by it (all of which are true, correct and complete in all material respects) and has duly paid or made provision for the payment of all Taxes (including any interest or penalties and amounts due state unemployment authorities) which are owed by it (whether or not shown on any Tax Return) to the appropriate tax authorities. Except as set forth on Schedule 3.16, the Partnership is not the beneficiary of any extension of time within which to file a Tax Return. Except as set forth on Schedule 3.16, no deficiencies for any of such Taxes have been asserted or to the knowledge of any Seller, threatened, and no audit or other administrative proceedings or court proceedings with respect to Taxes is currently pending or under way or to the knowledge of any Seller, threatened. Except as set forth on Schedule 3.16, there are no outstanding agreements by the Partnership for the extension of time for the assessment of any Taxes. There are no tax liens on any of the assets of the Partnership and no basis exists for the imposition of any such liens. No claim has ever been made by an authority in a jurisdiction where the Partnership does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There is no dispute or claim concerning any Tax liability of the Partnership either (a) claimed or raised by a tax authority in writing or (b) as to which any of the directors and officers of the Partnership, as applicable, has knowledge. As used herein, “Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code § 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, relating to the assets of the Partnership, the Hospital or the operation of the Hospital, including any interest, penalty or addition thereto, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other person. “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

3.17 Employee Relations.

(a) Except as set forth on Schedule 3.17, all employees of the Hospital are employees of the General Partner. To Sellers’ knowledge, there is no pending or threatened employee strike, work stoppage, picketing activity or other labor dispute pertaining to any employees of the General Partner. Except as set forth on Schedule 3.17, no employees of the General Partner are represented by a labor union with respect to their employment. Neither the General Partner nor the Partnership is a party to any collective bargaining agreement or other contract with any labor union or other employee bargaining representative. To Sellers’ knowledge, no labor union or other employee bargaining representative is engaged in or seeking to be engaged in collective bargaining or other union organizing activity with respect to any employees of the General Partner. There is no pending or threatened unfair labor practice claim against the General Partner or the Partnership before the National Labor Relations Board.

(b) Except as set forth in Schedule 3.17, the General Partner is in compliance in all material respects with all legal requirements relating to employment, employment practices, terms and conditions of employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, payment of employment, social security, and similar taxes, occupational safety and health, employee terminations and plant closings. Each current employee of the General Partner, and each employee terminated within the past three (3) years, has completed, and the General Partner has retained, an Immigration and Naturalization Service Form I-9, to the extent required by applicable rules and regulations. The General Partner is not liable for the payment of any compensation, overtime pay, damages, taxes, fines, penalties, interest, or other amounts, however designated, for failure to comply with any of the foregoing legal requirements. Except as set forth on Schedule 3.17, there are no pending or, to the knowledge of Sellers, threatened administrative charges, claims, investigations, or compliance reviews before the Wage and Hour Division of the U.S. Department of Labor, the Office of Federal Contract Compliance Programs or the Equal Employment Opportunity Commission (or any comparable state or local agency or commission responsible for enforcement of laws, regulations, rules or ordinances regarding employment discrimination, wage and hour, or affirmative action), or complaints or investigations involving the Occupational Safety and Health Administration (or any comparable state safety or health administration or other entity).

(c) Schedule 3.17 states or will state the number of employees terminated by the General Partner within ninety (90) days prior to the Closing Date, laid off by the General Partner within the six (6) months prior to the Closing Date, or whose hours of work have been reduced by more than fifty percent (50%) by the General Partner in the six (6) months prior to the Closing Date, and contains a complete and accurate list of the following information for such employees: (i) the date of termination, layoff, or reduction in work hours; (ii) the reason for termination, layoff, or reduction in work hours; and (iii) the location to which the employee was assigned. In relation to the foregoing, except as set forth in Schedule 3.17, the General Partner has not violated the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state or local legal requirements.

3.18 The Contracts. Schedule 3.18 sets forth (i) a true and complete list of all of the contracts, commitments, leases, licenses and agreements to which the Partnership is a party other than the Immaterial Contracts (the “Material Contracts,” and together with the Immaterial Contracts and the Assigned Contracts, collectively, the “Contracts”) and (ii) the contracts, commitments, leases, licenses and agreements to which Seller or its Affiliate are a party that will be assigned to Buyer or its Affiliate as of the Closing Date (the “Assigned Contracts”). Sellers have made available to Buyer true and correct copies of all the Contracts, and have given, and will give, the agents, employees and representatives of Buyer, access to the originals of the Contracts to the extent originals are available. For purposes of the preceding sentence, Material Contracts shall not include managed care agreements, which have been handled on behalf of the Partnership by Buyer. “Immaterial Contracts” are commitments, contracts, and agreements which individually involve future payments to or by the Partnership of any amount or value less than Fifty Thousand Dollars ($50,000) on an annual basis, and that are not with physicians or other referral sources. Sellers represent and warrant with respect to the Contracts that:

(a) The Contracts constitute legal, valid and binding obligations of the Partnership and, to the knowledge of Sellers, the other parties with respect thereto, and are enforceable against the Partnership and, to the knowledge of Sellers, the other parties with respect thereto in accordance with their terms;

(b) Each Material Contract constitutes the entire agreement by and between the respective parties thereto with respect to the subject matter thereof;

(c) Except as set forth on Schedule 3.18(c), all obligations required to be performed by the Partnership and, to the knowledge of Sellers, the other parties with respect thereto prior to the date hereof under the terms of the Contracts have been performed, and no acts or omissions by the Partnership and, to the knowledge of Sellers, the other parties with respect thereto have occurred or failed to occur which, with the giving of notice, the lapse of time or both would constitute a breach or default by the Partnership and, to the knowledge of Sellers, the other parties with respect thereto under the Contracts; and

(d) Except as set forth on Schedule 3.18(d), none of the Contracts requires consent to a change in control of the Partnership.

(e) Except as expressly set forth on Schedule 3.18(e), the assignment of the Assigned Contracts to and assumption of the Assigned Contracts by Buyer or its Affiliate will not result in any penalty or premium, or variation of the rights, remedies, benefits, or obligations of any party thereunder.

3.19 Supplies. All the inventory and supplies constituting any part of the assets of the Partnership are substantially of a quality and quantity usable and salable in the ordinary course of business of the Hospital. Obsolete items have been written off the Financial Statements. Inventory and supplies are carried at the lower of cost or market, on a first-in, first-out basis and are properly stated in the Financial Statements. The inventory levels are based on past practices of the Partnership.

3.20 Insurance. Sellers have delivered to Buyer an accurate schedule (Schedule 3.20) listing the current insurance policies covering the ownership and operations of the Partnership, which Schedule reflects the policies’ numbers, identity of insurers, amounts, and coverage. All of such policies are in full force and effect with no premium arrearage. The Partnership has given in a timely manner to their insurers all notices required to be given under its insurance policies with respect to all of the claims and actions covered by insurance, and no insurer has denied coverage of any such claims or actions. The Partnership has not (a) received any written notice or other communication from any such insurance company canceling or materially amending any of such insurance policies, and, to Sellers’ knowledge, no such cancellation or amendment is threatened or (b) failed to give any written notice or present any claim which is still outstanding under any of such policies with respect to the Partnership.

3.21 Third Party Payor Cost Reports. The Partnership has duly filed all required cost reports for all the fiscal years through and including the fiscal year specified on Schedule 3.21. All of such cost reports accurately reflect in all material respects the information required to be included thereon and such cost reports do not claim and the Hospital and the Partnership have not received reimbursement in any amount in excess of the amounts provided by law or any applicable agreement. Schedule 3.21 indicates which of such cost reports have not been audited and finally settled and a brief description of any and all notices of program reimbursement, proposed or pending audit adjustments, disallowances, appeals of disallowances, and any and all other unresolved inquiries, claims or disputes in respect of such cost reports. The Partnership has established adequate reserves to cover any potential reimbursement liabilities that the Partnership may have under such cost reports and such reserves are set forth in the Financial Statements.

3.22 Medical Staff Matters. Sellers have provided to Buyer (i) true, correct, and complete copies of the Hospital's current medical staff bylaws, rules and regulations, and other medical staff governing documents, and all related credentialing policies, and (ii) a list of all current individuals who maintain medical staff membership and/or clinical privileges at the Hospital, including, but not limited to, the nature of each individual's professional specialty and board eligibility or certification (as applicable), the date each individual was last appointed or reappointed (as applicable) to the medical staff and/or was approved to receive clinical privileges. Except as set forth on Schedule 3.22 hereto, (i) no applicant, medical staff member, or other individual with clinical privileges at the Hospital is currently practicing subject to a professional review action, corrective action, or other focused professional practice evaluation (“FPPE”) (other than FPPE that is routinely performed in relation to new or additional clinical privileges); (ii) no applicant, medical staff member, or other individual with clinical privileges at the Hospital is currently the subject of a focused investigation by the Hospital or its medical staff (or any authorized committee(s) or representative(s) of the Hospital or its medical staff) involving questions or concerns related to clinical competency or professional conduct; (iii) no applicant, medical staff member, or other individual with clinical privileges at the Hospital is subject of a recommendation or action that entitles the individual to request a hearing or appeal, or is otherwise the subject of an ongoing hearing or appeal; (iv) there are no pending or, to the knowledge of Seller, threatened disputes with any applicant, medical staff member, or other individual with clinical privileges at the Hospital; and (v) all hearing and appeal periods related to any applicant, medical staff member, or other individual with clinical privileges at the Hospital who has been the subject of a recommendation or action giving rise to hearing or appeal rights have been expressly waived or otherwise have expired. Further, except as set forth on Schedule 3.22, all medical staff members and other individual with clinical privileges at the Hospital have been, in all material respects, timely credentialed pursuant to the applicable medical staff governing documents and in compliance with applicable law, regulation, and accreditation standards. Sellers have provided Buyer with a written description of all adverse actions taken against medical staff members or applicants within the past two years.

3.23 Condition of Assets. Other than with respect to the representations and warranties herein provided, Buyer shall accept the assets of the Partnership AS IS WITH NO WARRANTY OF HABITABILITY OR FITNESS FOR HABITATION, WITH RESPECT TO THE LAND,

BUILDINGS AND IMPROVEMENTS, AND WITH NO WARRANTIES, INCLUDING WITHOUT LIMITATION, THE WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO THE EQUIPMENT, INVENTORY, AND SUPPLIES, AND ANY AND ALL OF WHICH WARRANTIES SELLERS HEREBY DISCLAIMS. All of the assets of the Partnership shall be further subject to normal wear and tear on the land, buildings, improvements and equipment and normal and customary use and disposal of inventory and supplies in the ordinary course of business up to the Effective Time. Except for the Excluded Assets, the assets owned or leased by the Partnership comprise substantially all of the property and assets used in for the conduct of the business operations of the Partnership and the Hospital as conducted as of the date hereof.

3.24 Experimental Procedures. The Partnership has not performed or permitted the performance of any experimental or research procedures or studies involving patients of the Hospital not authorized and conducted in accordance with the procedures of the Institutional Review Board of the Hospital.

3.25 Intellectual Property. Schedule 3.25 lists and briefly describes all (i) registered and material non-registered trademarks, service marks and trade names, (ii) domain names, (iii) registered copyrights and applications therefor, and material non-registered copyrights, (iv) patents and applications therefor, currently owned by the Partnership and used in connection with the Hospital, except for the Excluded Assets (collectively, the “Intellectual Property”). Except as set forth on Schedule 3.25, (x) the Partnership has not received written notice that any proceedings have been instituted or are pending which challenge the validity of the ownership by the Partnership of the Intellectual Property, (y) the Partnership has not licensed anyone to use the Intellectual Property and Sellers have no knowledge of the use or the infringement of the Intellectual Property by any other person, and (z) the Partnership owns (or possess enforceable licenses or other rights to use) all the Intellectual Property.

3.26 Compliance Program. The Partnership maintains and adheres to, in all material respects, a written compliance program designed to promote compliance with all healthcare laws and ethical standards applicable to the Hospital. Schedule 3.26 includes a description of each audit and investigation conducted by a third-party or by the Partnership pursuant to its compliance programs during the last three (3) years relating to material healthcare regulatory issues involving the Partnership. For purposes of this Agreement, the term “compliance program” refers to provider programs of the type described in the compliance guidance published by the Office of Inspector General of the Department of HHS. Sellers have made available to Buyer a copy of the Partnership’s current compliance program materials, including without limitation, all program descriptions, compliance officer and committee descriptions, ethics and risk area policy materials, training and education materials, auditing and monitoring protocols, reporting mechanisms, and disciplinary policies.

4. REPRESENTATIONS AND WARRANTIES OF BUYER. As of the date hereof, and, when read in the light of any Schedules which have been updated in accordance with the provisions of Section 12.1 hereof, as of the Closing Date, Buyer represents and warrants to Sellers the following:

4.1 Existence and Capacity. Buyer is a nonprofit corporation, duly organized and validly existing in good standing under the laws of the State of Texas. Buyer has the requisite power and authority to conduct its business as now being conducted. Ascension is a nonprofit corporation, duly organized and validly existing in good standing under the laws of the State of Missouri. Ascension has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder.

4.2 Powers; Consents; Absence of Conflicts with Other Agreements, Etc. The execution, delivery and performance of this Agreement by Buyer and Ascension and all other agreements referenced herein or ancillary hereto to which Buyer or Ascension, respectively, is a party and the consummation by Buyer and Ascension of the transactions contemplated by this Agreement and the documents described herein, as applicable:

(a) are within its corporate powers, are not in contravention of corporate law or of the terms of its organizational documents, and have been duly authorized by all appropriate corporate action;

(b) except as contemplated by Sections 6.1 and 6.2, do not require any approval or consent required to be obtained by Buyer of, or filing required to be made by Buyer with, any governmental agency or authority bearing on the validity of this Agreement which is required by law or the regulations of any such agency or authority;

(c) will neither conflict with nor result in any breach or contravention of, or the creation of any lien, charge or encumbrance under, any indenture, agreement, lease, instrument or understanding to which it is a party or by which it is bound;

(d) will not violate any statute, law, rule or regulation of any governmental authority to which it may be subject; and

(e) will not violate any judgment, decree, writ or injunction of any court or governmental authority to which it may be subject.

4.3 Binding Agreement. This Agreement and all agreements to which Buyer or Ascension will become a party hereunder are and will constitute the valid and legally binding obligations of Buyer or Ascension, respectively, and are and will be enforceable against it or them in accordance with the respective terms hereof or thereof.

4.4 Legal Proceedings. There is no claim, action, suit, proceeding or governmental investigation pending or, to Buyer’s knowledge, threatened against or by Buyer or any Affiliate of Buyer (including Ascension) that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

4.5 Availability of Funds. Buyer has the ability to obtain funds in cash in amounts equal to the Purchase Price by means of credit facilities or otherwise and will at the Closing have immediately available funds which will be sufficient to enable Buyer to pay the Purchase Price.

5. COVENANTS OF SELLERS PRIOR TO CLOSING. Between the date of this Agreement and the Closing:

5.1 Governmental Approvals. Sellers shall (i) use reasonable efforts to obtain all governmental approvals (or exemptions therefrom) necessary or required to allow Sellers to perform their obligations under this Agreement; and (ii) assist and cooperate with Buyer and its representatives and counsel in obtaining all governmental consents, approvals, and licenses which Buyer reasonably deems necessary or appropriate and in the preparation of any document or other material which may be required by any governmental agency as a predicate to or as a result of the transactions contemplated herein.

5.2 Antitrust Matters. Sellers shall (a) produce at the earliest practicable date all documents that may be requested of Sellers or their Affiliates by the Federal Trade Commission (the “FTC”), the United States Department of Justice (the “Justice Department”) or any other Government Entity, in connection with the transactions contemplated by this Agreement, under the Sherman Act, the Clayton Act, the Hart-Scott Rodino Antitrust Improvements Act of 1976, or the Federal Trade Commission Act, each as amended, or any other federal, state or other statutes, laws, rules, regulations, orders, decrees, administrative or judicial doctrines that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or substantial lessening of competition (collectively, the “Antitrust Laws”), (b) cooperate with Buyer in connection with engaging with the FTC, the Justice Department or any other Government Entity in efforts to obtain regulatory approval of the transactions contemplated by this Agreement, (c) promptly inform Buyer of any material communication made to or received by Sellers from the FTC, the Justice Department or any other Government Entity regarding any of the transactions contemplated hereby, (d) use commercially reasonable efforts to obtain all consents, approvals, exemptions, authorizations or waivers necessary or appropriate under the Antitrust Laws from the FTC, the Justice Department and any other Government Entity in order to avoid or terminate any action or proceeding by any of them with respect to, and to permit the consummation of in the most expeditious manner practicable, the transactions contemplated by this Agreement, and (e) promptly furnish to Buyer such information concerning Sellers as Buyer needs to perform its obligations under Section 6.2 of this Agreement. Without limiting the foregoing, Sellers shall have no obligation to participate in the defense of an injunction action or other legal proceeding brought under the Antitrust Laws by the FTC, the Justice Department, any other Government Entity, or private party.

5.3 Operations. Sellers agree, through their representation on the Board of Directors of the Partnership, as well as through their control over the management and operations of the Partnership, to cause the Partnership to carry on the business pertaining to the Hospital in substantially the same manner as presently conducted and not make any material change in personnel, operations, finance, accounting policies, or real or personal property pertaining to the Hospital other than in accordance with the terms of the Partnership Agreement. Sellers and their Affiliates shall continue to perform all of their respective obligations under agreements relating to or affecting the Hospital consistent with past practice and shall use commercially reasonable efforts to maintain and preserve the business organizations intact, retain the present employees at the Hospital and maintain their relationships with physicians, suppliers, customers, and others having business relations with the Hospital. Except as approved by Buyer in writing, Sellers shall cause the Partnership to:

(a) not sell, remove or transfer, or cause or permit any encumbrance to be placed on, any of the Partnership’s (i) material tangible assets or (ii) interest in the Owned Real Property;

(b) keep in full force and effect present insurance policies or other comparable insurance pertaining to the Hospital;

(c) maintain staffing levels at the Hospital at adequate levels to support its operations consistent with the current operation of the Hospital;

(d) not enter into, amend, modify, terminate, renew or cancel any Contract except in the ordinary course of business and in compliance with all applicable laws;

(e) not enter into a new Contract with a physician or other referral source with respect to the operation of the Hospital;

(f) not waive, release, assign, settle or compromise any material rights or claims, or any Material Litigation or arbitration with respect to the operation of the Hospital. For purposes of this subsection “Material Litigation” shall mean any uninsured litigation with respect to the operation of the Hospital where damages sought under such litigation exceed two hundred fifty thousand dollars ($250,000) (but not class action litigation involving primarily facilities of Sellers or their Affiliates other than the Hospital).

(g) not (i) increase the compensation or benefits payable or to become payable to any Hospital employee, or any director, manager, officer or consultant of the Hospital, except in the ordinary course of business (including annual merit increases) or in accordance with existing contracts or personnel policies; (ii) grant or increase any rights to change in control, severance or termination payments or benefits to, or enter into any change in control, employment, consulting or severance agreement with, any Hospital employee; or (iii) revise any existing collective bargaining agreements or any collective bargaining agreements under negotiation to require Buyer, or any prospective buyer, to continue the employment of any employees covered by the collective bargaining agreements for any period of time in the event of a change of ownership of the Hospital without first obtaining Buyer’s prior written consent (which approval will not be unreasonably withheld, conditioned or delayed); or

(h) not (i) delay or accelerate payment of any account payable related to the operation of the Hospital in advance of or beyond its due date or the date such liability would have been paid in the ordinary course of business; or (ii) vary any inventory purchase practices of the Hospital in any material respect from past practices.

For purposes of this Section 5.3, Sellers shall be deemed to have obtained Buyer’s prior written consent to undertake the actions otherwise prohibited by this Section 5.3 if Sellers give Buyer written notice of a proposed action and Sellers do not receive from Buyer a written notice of objection to such action within ten (10) business days after Buyer receives Sellers’ written notice. Notwithstanding anything to the contrary and without limiting Buyer’s consent rights with respect to the same, in the event that Sellers cause any of the Owned Real Property of the Partnership to be sold or otherwise divested to any third-party prior to the Closing, then the Purchase Price shall be reduced by an amount equal to eighty percent (80%) of the net proceeds (after third party transaction expenses) of the divestiture transaction.

5.4 Efforts to Close. Sellers shall use their reasonable commercial efforts to satisfy all of the conditions precedent set forth in Section 7 to the extent that Sellers’ action or inaction can control or influence the satisfaction of such conditions, so that the Closing will occur on or before June 30, 2025.

5.5 Employee List. No later than thirty (30) days prior to Closing, Sellers shall provide to Buyer, one or more identified individuals for the sole purpose of preparing for the transition of payroll (and to no other persons or for any other purposes), a true, complete and correct list of all persons who are employees, independent contractors or consultants of the General Partner, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, setting forth for each individual the following: (i) legal name; (ii) classification as employee, independent contractor or consultant; (iii) if an employee, the individual’s title or position (including whether full or part time, and exempt or non-exempt status); (iv) original hire date and company seniority; (v) current base compensation rate on an annual, monthly, bi-weekly or hourly basis as appropriate to the individual’s status; (vi) commission, bonus or other incentive-based compensation; (vii) the number of such employee’s accrued vacation and holiday hours; and (viii) a description of the fringe benefits provided to each such individual.

5.6 Access/Inspections. During the pre-Closing period, Buyer and its respective representatives and legal counsel will be allowed reasonable access to perform a detailed legal and financial due diligence review of the Partnership and the Hospital; provided that such due diligence review does not unduly interfere with the operations of the Hospital. Buyer shall be permitted to conduct a physical inspection of the Hospital and its assets, provided that no such inspection shall take place, and no employees associated with the Hospital shall be contacted by Buyer, without the Buyer first coordinating such inspection or contact with Sellers. Buyer, in its discretion and at its sole cost, may commission from one (1) or more reputable environmental consulting or engineering firms (i) a Phase-I site assessment report on each of the Owned Real Property conducted in accordance with ASTM Standard Practice for Environmental Site Assessments (E‑1527-13), (ii) such Phase II investigations and reports as are recommended by the environmental consulting or engineering firm based on the results of the Phase I environmental site assessments and subject to the parties entering into a mutually acceptable right of entry agreement, (iii) report of survey, sampling assessments and recommendations of friable asbestos-containing materials on the Owned Real Property and/or (iv) an architectural and structural report on the Owned Real Property and the Hospital (collectively, the “Buyer Environmental Surveys”). If the Buyer commissions any such reports within the time frame set forth above, then the scope findings and conclusions of any such reports shall be provided to Sellers and shall not have revealed any condition which would constitute a Material Adverse Effect.

5.7 Exclusivity. Between the date of this Agreement and Closing (the “Exclusivity Period”), each party will, and will cause its Affiliates and representatives to, deal exclusively with the other party regarding the transactions contemplated by this Agreement and will not, and will cause its Affiliates and representatives not to, directly or indirectly, through any representative or otherwise, solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept, or consider any proposal of, any other person either relating to the subject matter of such proposed transactions or that, if consummated, would preclude either party from consummating such transactions. Each party recognizes and acknowledges that a breach of the provisions of this Section 5.7 would cause irreparable and material loss and damage to the other party and that, accordingly, each party agrees that the other party shall be entitled to injunctive relief, specific performance, or other equitable relief for any such breach or threatened breach.

5.8 Financial Statements and Notification of Certain Matters. Within thirty (30) days following the end of each calendar month prior to the Closing, Sellers shall deliver to Buyer complete copies of the unaudited balance sheet and income statements of the Partnership related to its operation of the Hospital for each month then ended. At any time from the date of this Agreement to the Closing Date, each party shall give prompt written notice to the other party of (a) the occurrence, or failure to occur, of any fact, circumstance or event that has caused or would reasonably be expected to cause any condition to the obligations of any party to consummate the transactions contemplated by this Agreement not to be satisfied or (b) any failure of such party to comply with or satisfy, in any material respect, any covenant, condition or agreement to be complied with or satisfied by it under the Agreement. Such notice shall provide a reasonably detailed description of the relevant circumstances.

5.9 Estoppels and Contract Consents. Sellers shall use commercially reasonable efforts to obtain, prior to the Closing Date, (a) estoppel letters containing the certifications required in the leases, with respect to four leases previously specified by Buyer to Sellers that are among the Contracts, and (b) any consents from third parties to the Contracts, which, pursuant to the terms of the applicable Contract, require such consent related to the change of ownership or control of the Partnership and/or the Hospital and its related businesses to the Buyer’s ownership and control, or the assignment of the Contract by REAP or Timberland to Buyer or an Affiliate of Buyer.

6. COVENANTS OF BUYER PRIOR TO CLOSING. Between the date of this Agreement and the Closing:

6.1 Governmental Approvals. Buyer shall (i) use reasonable efforts to obtain all governmental approvals (or exemptions therefrom) necessary or required to allow Buyer to perform its obligations under this Agreement; and (ii) assist and cooperate with Sellers and their representatives and counsel in obtaining all governmental consents, approvals, and licenses which Sellers reasonably deem necessary or appropriate and in the preparation of any document or other material which may be required by any governmental agency as a predicate to or as a result of the transactions contemplated herein.

6.2 Antitrust Matters. Buyer shall (a) produce at the earliest practicable date all documents that may be requested of Buyer or its Affiliates by the FTC, the Justice Department, or any other Government Entity under any applicable Antitrust Laws in connection with the transactions contemplated by this Agreement, (b) cooperate with Sellers in connection with engaging with the FTC, the Justice Department or any other Government Entity in efforts to obtain regulatory approval of the transactions contemplated by this Agreement, (c) promptly inform Sellers of any material communication made to or received by Buyer or any of its Affiliates from the FTC, the Justice Department or any other Government Entity regarding any of the transactions contemplated hereby, (d) use commercially reasonable efforts to obtain all consents, approvals, exemptions, authorizations or waivers necessary or appropriate under the Antitrust Laws from the FTC, the Justice Department and any other Government Entity in order to avoid or terminate any action or proceeding by any of them with respect to, and to permit the consummation of in the most expeditious manner practicable, the transactions contemplated by this Agreement, and (e) promptly furnish to Sellers such information concerning Buyer or its Affiliates as Sellers need to perform their obligations under Section 5.2 of this Agreement. Without limiting the foregoing, Buyer shall have no obligation to participate in the defense of an injunction action or other legal proceeding brought under the Antitrust Laws by the FTC, the Justice Department, any other Government Entity, or private party.

6.3 Operations. Buyer agrees, through its representation on the Board of Directors of the Partnership, to cause the Partnership to carry on the business pertaining to the Hospital in substantially the same manner as presently conducted and not make any material change in personnel, operations, finance, accounting policies, or real or personal property pertaining to the Hospital other than in accordance with the terms of the Partnership Agreement. Buyer and its Affiliates shall continue to perform all of their respective obligations under agreements relating to or affecting the Hospital consistent with past practice and shall use commercially reasonable efforts to maintain and preserve the business organizations intact, retain the present employees at the Hospital and maintain their relationships with physicians, suppliers, customers, and others having business relations with the Hospital.

6.4 Efforts to Close. Buyer shall use its reasonable commercial efforts to satisfy all of the conditions precedent set forth in Section 8 to the extent that Buyer's action or inaction can control or influence the satisfaction of such conditions, so that the Closing will occur on or before June 30, 2025.

6.5 Title Commitment and Survey.

(a) Title Commitment. Within thirty (30) days after the date hereof, Buyer, at its expense, shall obtain a current title commitment with respect to the Owned Real Property (the “Title Commitment”), from First American Title Insurance Company (the “Title Company”), together with legible copies of all exceptions to title referenced therein, sufficient for the issuance of an owner’s policy of title insurance for the Owned Real Property (the “Title Policy”). Buyer shall promptly, upon its receipt, forward a copy of the Title Commitment and exception documents to Sellers.

(b) Survey. Within forty-five (45) days after the date hereof, Buyer may, at its expense, obtain current as-built surveys of the Owned Real Property (the “Surveys”) or such portions thereof as Buyer elects. Buyer shall promptly upon its receipt furnish a copy of the Surveys to Sellers.

(c) Title Defects and Cure. The Title Commitment and the Surveys (to the extent obtained pursuant to Section 6.5(b) above) are collectively referred to as “Title Evidence”. Buyer shall notify Sellers within fifteen (15) days after its receipt of the last of the Title Evidence (the “Study Period”) of any liens, claims, encroachments, exceptions or defects disclosed in the

Title Evidence which do not constitute Permitted Encumbrances (collectively, “Defects”). Sellers, at their cost and expense, shall cure the objections on or before the Closing or Sellers may elect to not cure the objections and shall give written notice to Buyer within ten (10) days of their receipt of Buyer’s objections of their decision whereupon Buyer may waive such objections and close or may terminate this Agreement, which election shall be made within ten (10) days of its receipt of Sellers’ written notice. If Sellers fail to timely give such notice, Sellers shall be deemed to have elected not to cure the objections, whereupon Buyer may waive such objections and close or may terminate this Agreement, which election by Buyer shall be made within twenty (20) days following notice of objection to Sellers. Upon termination of this Agreement under the terms of this Section 6.5(c), no party to this Agreement shall have any further claims under this Agreement against any other party, except for matters that expressly survive termination of this Agreement. Any matters shown by the Title Evidence to which Buyer does not object or which are waived by Buyer as herein provided shall be deemed to be Permitted Encumbrances. Notwithstanding anything contained in this Section 6.5(c) to the contrary, at the Closing, Sellers shall cause all mortgages, deeds of trust, financing statements and other similar liens encumbering the Partnership’s fee interest in the Owned Real Property, and arising by, through or under Sellers, or any of their Affiliates, to be released (other than liens for taxes and assessments not yet due and payable and any mechanic’s or materialmen’s liens relating to the Assumed Liabilities). If any update of the Title Evidence is delivered to Buyer after the expiration of the Study Period which (i) discloses any title exception not disclosed in the Title Evidence last received by Buyer, (ii) such exception was created or first appeared in the public records after the expiration of the Study Period, and (iii) such exception does not constitute a Permitted Encumbrance (any such exception satisfying all of the foregoing requirements being referred to as a “New Title Exception”), then Buyer shall have ten (10) days following receipt of such update to the Title Evidence to notify Sellers in writing of its disapproval of any New Title Exception (a “New Title Objection”); if Buyer’s disapproval of any such New Title Exception is not so communicated to Sellers, the exception shall be considered a Permitted Encumbrance. Following any written disapproval notice by Buyer of a New Title Exception pursuant to this subsection, Sellers shall have ten (10) days from receipt of Buyer’s notice to notify Buyer whether Sellers agree to cure such New Title Objections before Closing (“New Title Response”). If Sellers do not timely give their New Title Response or timely give their New Title Response, but do not agree to cure all the New Title Objections before Closing, Buyer may, within five (5) days after the earlier of Sellers’ New Title Response or the deadline for the giving of Sellers’ New Title Response, as the case may be, notify Sellers of its decision to either terminate this Agreement or waive such New Title Objections and proceed to Closing and any such New Title Objections will be considered a Permitted Encumbrance.

(d) Costs. Section 12.9 shall govern which party or parties hereto shall bear the costs and expenses of the Title Commitment, the Title Policy and the Surveys.

(e) Vacant Land. Buyer shall have the option to remove the vacant land located at 5110 183A Toll Road, Cedar Park, Texas (the “Vacant Land”) from the proposed transaction if any material adverse findings are discovered in its diligence, and if the Vacant Land is removed from the proposed transaction, the Purchase Price will be reduced by Sixteen Million Dollars ($16,000,000). Buyer shall notify Sellers within sixty (60) days after a date hereof if Buyer determines to exercise such option to remove the Vacant Land from the proposed transaction.

7. CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER. Notwithstanding anything herein to the contrary, the obligations of Buyer to consummate the transactions described herein are, at the option of Buyer, subject to the fulfillment, on or prior to the Closing Date, of the following conditions precedent unless (but only to the extent) expressly waived in writing by Buyer at the Closing:

7.1 Representations/Warranties. The representations and warranties of Sellers contained in this Agreement shall be true and correct (i) in all respects when made and (ii) as of the Closing Date as though such representations and warranties had been made on and as of such Closing Date (except to the extent such representations and warranties address matters as of particular dates, in which case, such representations and warranties shall be true and correct in all respects on and as of such dates), except to the extent that the failure of any such representations and warranties to be true and correct would not, or would not be reasonably likely to, in the aggregate, have a Material Adverse Effect. Each and all of the terms, covenants, and conditions of this Agreement to be complied with or performed by Sellers on or before the Closing Date pursuant to the terms hereof shall have been duly complied with and performed in all material respects.

7.2 Governmental Approvals. All material consents, authorizations, orders and approvals of (or filings or registrations with) any Government Entity required in connection with the execution, delivery and performance of this Agreement shall have been obtained or made by Buyer when so required, except as for any documents required to be filed, or consents, authorizations, orders or approvals required to be issued, after the Closing Date.

7.3 Title Policy. At the Closing, the Title Company shall be ready, willing and able to issue a pro forma of the Title Policy (or marked Title Commitment containing no additional exceptions to title to the Owned Real Property) to the Partnership. The Title Policy shall be issued, at Buyer’s expense, on a Texas Form T-1 Owner’s Policy of Title Insurance in an amount equal to an amount reasonably attributable to the Owned Real Property and shall insure to the Partnership fee title to the Owned Real Property subject only to the Permitted Encumbrances and the standard exceptions contained in an owner’s title policy prescribed for use in the State of Texas, (i) with the standard exception as to standby fees, taxes and assessments limited to standby fees, taxes and assessments for the current and subsequent years, not yet due and payable, (ii) with the standard exception as to discrepancies, conflicts, or shortages in area or boundary lines, or any encroachments or protrusions, or any overlapping of improvements modified to read “shortages in area” only to the extent that Buyer obtains the Surveys and the Surveys are sufficient for the Title Company to modify the same), and (iii) with the standard exception for rights of parties in possession limited to rights of tenants under recorded or unrecorded leases included in the Contracts.

7.4 Actions/Proceedings. No action or proceeding before a court or any other governmental agency or body shall have been instituted or threatened to restrain or prohibit the transactions herein contemplated, and no governmental agency or body shall have taken any other action or made any request of any party hereto as a result of which Buyer reasonably and in good faith deems it inadvisable to proceed with the transactions hereunder.

7.5 Insolvency. Each of Sellers and the Partnership shall not (i) be in receivership or dissolution, (ii) have made any assignment for the benefit of creditors, (iii) have admitted in writing its inability to pay its debts as they mature, (iv) have been adjudicated a bankrupt, or (v) have filed a petition in voluntary bankruptcy, a petition or answer seeking reorganization, or an arrangement with creditors under the federal bankruptcy law or any other similar law or statute of the United States or any state, nor shall any such petition have been filed against Sellers or the Partnership.

7.6 No Material Adverse Change. Since the date of this Agreement, there shall not have occurred any event, change or development that has had, or would be reasonably expected to have, a Material Adverse Effect.

7.7 Material Consents. Buyer shall have obtained all consents and estoppels of third parties that are material to the consummation of the transactions contemplated in this Agreement (collectively, the “Material Consents”) as specified in Schedule 7.7. The Material Consents shall be in form and substance reasonably satisfactory to Buyer. Buyer shall cooperate in obtaining the Material Consents.

7.8 Closing Deliveries. Sellers shall have delivered to Buyer, in accordance with the terms of this Agreement, all contracts, agreements, instruments, and documents required to be delivered by Sellers to Buyer pursuant to Section 2.2.

8. CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLERS. Notwithstanding anything herein to the contrary, the obligations of Sellers to consummate the transactions described herein are subject to the fulfillment, on or prior to the Closing Date, of the following conditions precedent unless (but only to the extent) waived in writing by Sellers at the Closing:

8.1 Representations/Warranties. The representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects when made and, when read in light of any Schedules which have been updated in accordance with the provisions of Section 12.1 hereof, as of the Closing Date as though such representations and warranties had been made on and as of such Closing Date (except to the extent such representations and warranties address matters as of particular dates, in which case such representations and warranties shall be true and correct in all material respects on and as of such dates). Each and all of the terms, covenants, and conditions of this Agreement to be complied with or performed by Buyer on or before the Closing Date pursuant to the terms hereof shall have been duly complied with and performed in all material respects.

8.2 Governmental Approvals. All material consents, authorizations, orders and approvals of (or filings or registrations with) any Government Entity required in connection with the execution, delivery and performance of this Agreement shall have been obtained or made by Sellers when so required, except for any documents required to be filed, or consents, authorizations, orders or approvals required to be issued, after the Closing Date.

8.3 Actions/Proceedings. No action or proceeding before a court or any other governmental agency or body shall have been instituted or threatened to restrain or prohibit the transactions herein contemplated, and no governmental agency or body shall have taken any other action or made any request of any party hereto as a result of which Sellers reasonably and in good faith deem it inadvisable to proceed with the transactions hereunder.

8.4 Insolvency. Buyer shall not (i) be in receivership or dissolution, (ii) have made any assignment for the benefit of creditors, (iii) have admitted in writing its inability to pay its debts as they mature, (iv) have been adjudicated a bankrupt, or (v) have filed a petition in voluntary bankruptcy, a petition or answer seeking reorganization, or an arrangement with creditors under the federal bankruptcy law or any other similar law or statute of the United States or any state, nor shall any such petition have been filed against Buyer.

8.5 Closing Deliveries. Buyer shall have delivered to Sellers, in accordance with the terms of this Agreement, all contracts, agreements, instruments and documents required to be delivered by Buyer to Sellers pursuant to Section 2.3.

9. RESTRICTIVE COVENANTS.

9.1 Covenant Not To Compete. Sellers agree that, after the Closing Date, Buyer and its Affiliates shall be entitled to the goodwill and going concern value of the business of the Hospital, and to protect and preserve the same to the maximum extent permitted by law. For this and other reasons and as an inducement to Buyer to enter into this Agreement, Sellers hereby covenant that at all times from the Closing Date until the fifth (5th) anniversary of the Closing Date, Sellers and their Affiliates shall not, directly or indirectly, own any interest in, lease, manage, or operate an acute care hospital, medical office building, outpatient care facility, physician practice, ambulatory or other type of surgery center, within a ten (10) mile radius of the Hospital without Buyer’s or Ascension’s prior written consent (which Buyer or Ascension may withhold in its sole and absolute discretion); provided, however, that the foregoing restrictions shall not apply to the activities set forth in Schedule 9.

9.2 Non-Solicitation. During the one (1) year period immediately following the Closing Date, each Seller shall not, and shall cause its Affiliates not to, directly or indirectly, in any capacity, encourage, induce or solicit or attempt to encourage, induce or solicit, any supplier, licensee, licensor or other business relation of the Hospital to cease doing business with the Partnership.

9.3 Enforcement. In the event of a breach of this Section 9, Sellers recognize that monetary damages shall be inadequate to compensate Buyer and Buyer shall be entitled, without the posting of a bond or similar security, to an injunction restraining such breach, with the costs (including attorneys’ fees) of securing such injunction to be borne by Sellers. Nothing contained herein shall be construed as prohibiting Buyer from pursuing any other remedy available to it for such breach or threatened breach. All parties hereto hereby acknowledge the necessity of protection against the competition of Sellers and their Affiliates and that the nature and scope of such protection has been carefully considered by the parties. Sellers further acknowledge and agree that the covenants and provisions of this Section 9 form part of the consideration under this Agreement and are among the inducements for Buyer entering into and consummating the transactions contemplated herein. The period provided and the area covered are expressly represented and agreed to be fair, reasonable and necessary. The consideration provided for herein is deemed to be sufficient and adequate to compensate for agreeing to the restrictions contained in this Section 9. If, however, any court determines that the foregoing restrictions are not reasonable, such restrictions shall be modified, rewritten or interpreted to include as much of their nature and scope as will render them enforceable.

10. ADDITIONAL AGREEMENTS.

10.1 Termination Prior to Closing. Notwithstanding anything herein to the contrary, this Agreement may be terminated at any time: (i) on or prior to the Closing Date by mutual, written consent of Sellers and Buyer; (ii) by Buyer by written notice to Sellers if any event occurs or condition exists which causes Sellers to be unable to satisfy one or more conditions to the obligations of Buyer to consummate the transactions contemplated by this Agreement as set forth in Section 7; (iii) by Sellers by written notice to Buyer if any event occurs or condition exists which causes Buyer to be unable to satisfy one or more conditions to the obligation of Sellers to consummate the transactions contemplated by this Agreement as set forth in Section 8; (iv) by either party if any federal or state agency, including without limitation, the FTC or the Office of the Attorney General of the State of Texas, requests, orally or in writing, that the transactions contemplated by this Agreement be delayed or postponed; (v) by Sellers or Buyer if the Closing shall not have taken place on or before 5:00 p.m. central time on August 31, 2025 (which date may be extended by mutual agreement of Sellers and Buyer), provided that the right to terminate pursuant to this subsection (v) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur by such date; (vi) by Buyer pursuant to Section 6.5 hereof or (vii) by either Sellers or Buyer pursuant to Section 12.1 hereof.

10.2 Post-Closing Access to Information. Sellers and Buyer acknowledge that subsequent to Closing each party may need access to information or documents in the control or possession of the other party for the purposes of concluding the transactions herein contemplated, audits, compliance with governmental requirements and regulations, and the prosecution or defense of third party claims. Accordingly, Sellers and Buyer agree that for a period of six (6) years after the Closing each will, unless prohibited by law or regulation, make reasonably available to the other party and its agents, independent auditors, counsel, and/or governmental agencies upon written request and at the expense of the requesting party such documents and information as may be available relating to the Partnership and the Hospital for periods prior and subsequent to Closing to the extent necessary to facilitate concluding the transactions herein contemplated, audits, compliance with governmental requirements and regulations, and the prosecution or defense of claims. Sellers and Buyer shall cause their respective Affiliates to retain their books and records for the periods specified in their respective document retention policies. All reasonable documented out-of-pocket expenses associated with the delivery of the requested documents shall be promptly paid by a requesting party to the other party.

10.3 Preservation and Access to Records After the Closing. After the Closing, Buyer shall, and shall cause the Partnership to, in the ordinary course of business and as required by law, keep and preserve in their original form all medical and other records of the Hospital existing as of the Closing, and which constitute a part of the assets of the Partnership as of the Closing. For purposes of this Agreement, the term “records” includes all documents, electronic data and other compilations of information in any form. Buyer acknowledges that, as a result of entering into this Agreement and operating the Hospital, Buyer will gain access to patient and other information which is subject to rules and regulations regarding confidentiality. Buyer agrees to abide by any such rules and regulations relating to the confidential information Buyer acquires. Following the Closing, Buyer agrees to, and to cause the Partnership to, maintain the patient and personnel records maintained prior to the Closing at the Hospital in accordance with applicable law (including, if applicable, Section 1861(v)(i)(I) of the Social Security Act (42 U.S.C. § 1395(v)(l)(i)), the privacy requirements of HIPAA and applicable state requirements with respect to medical privacy, and requirements of relevant insurance carriers, all in a manner consistent with the maintenance of patient and personnel records generated at the Hospital after the Closing. Upon reasonable notice, during normal business hours, at the sole cost and expense of Sellers and upon Buyer’s receipt of any legally required consents and authorizations, Buyer will, and will cause the Partnership to, afford to the representatives of Sellers, including their counsel and accountants, full and complete access to, and copies of, the patient records of the Hospital at the Closing (including, without limitation, access to patient records in respect of patients treated by Sellers at the Hospital). Upon reasonable notice, during normal business hours and at the sole cost and expense of Sellers, Buyer shall also make officers and employees of Buyer and the Partnership available to Sellers at reasonable times and places after the Closing. Any access to the Hospital, its records or personnel of Buyer or the Partnership granted to Sellers in this Agreement shall be upon the condition that any such access be consistent with applicable law and not materially interfere with the business operations of the Hospital. Buyer and Sellers agree that, following the Closing, the Partnership shall make a timely election under Section 754 of the Code (“Section 754 Election”). Such election will be made effective as of the taxable year of the Partnership in which the Effective Time occurs and will be attached to the federal income Tax Return of the Partnership for the taxable year that includes or ends on the Effective Time. The Partnership shall prepare, execute and deliver such documents and forms as are required by applicable law for an effective Section 754 Election, including the statement required by Treasury Regulations Section 1.743-1(k)(1) (regarding the effect of the adjustment of the basis of the assets of the Partnership).

10.4 Tax and Medicare Effect. None of the parties (nor such parties’ counsel or accountants) has made or is making any representations to any other party (nor such party’s counsel or accountants) concerning any of the tax or Medicare effects of the transactions provided for in this Agreement as each party hereto represents that each has obtained, or may obtain, independent tax and Medicare advice with respect thereto and upon which it, if so obtained, has solely relied.

10.5 Reproduction of Documents. This Agreement and all documents relating hereto, including, without limitation, (a) consents, waivers and modifications which may hereafter be executed, (b) the documents delivered at the Closing, and (c) financial statements, certificates and other information previously or hereafter furnished to Sellers or to Buyer, may, subject to the provisions of Section 12.10 hereof, be reproduced by Sellers and by Buyer by any photographic, photostatic, microfilm, micro-card, miniature photographic or other similar process and Sellers and Buyer may destroy any original documents so reproduced. Sellers and Buyer agree and stipulate that any such reproduction shall be admissible in evidence as the original itself in any judicial, arbitral or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by Sellers or Buyer in the regular course of business)

and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

10.6 Cooperation on Tax Matters. Following the Closing, the parties shall cooperate reasonably with each other and shall make available to the other, as reasonably requested and at the expense of the requesting party, and to any taxing authority, all information, records or documents relating to tax liabilities or potential tax liabilities of the Partnership for all periods on or prior to the Closing and any information which may be relevant to determining the amount payable under this Agreement, and shall preserve all such information, records and documents at least until the expiration of any applicable statute of limitations or extensions thereof. In the event that the Internal Revenue Service proposes an adjustment to any item of income, gain, loss, deduction, or credit of the Partnership (or any partner’s distributive share thereof) with respect to any taxable year (or portion thereof) ending prior to the Effective Time, Buyer and Sellers agree that, if such adjustment results in an imputed underpayment that is allocable in whole or in part to the Sellers under Section 6225 of the Internal Revenue Code of 1986, as amended (the “Code”), the Partnership shall make a valid election under Section 6226 of the Code and any corresponding state or local law (to the extent available) to apply the alternative procedure to the payment of the imputed underpayment (the “Push-Out Election”). The Partnership shall take all actions, and Buyer shall cause the Partnership to take all actions, necessary and permitted by law to timely and properly make and implement such Push-Out Election, including furnishing to the Internal Revenue Service and each reviewed-year partner all required statements as described in Section 6226(a)(2) of the Code. The Sellers shall (i) reasonably cooperate with the Partnership and Buyer in connection with any such audit, and (ii) indemnify and hold harmless the Buyer and the Partnership for any taxes, penalties, additions to tax, interest, or other amounts arising from such adjustment to the extent such amounts are attributable to the Sellers under applicable law and this Agreement. The obligations under this Section shall survive the Closing and shall not be subject to any limitation on indemnification obligations (including any cap or time limitation) set forth in this Agreement.

10.7 Employee Matters.

(a) As of the Effective Time, the Partnership, Buyer, or Buyer’s designated contractor shall offer employment to any personnel of the Hospital who are employed by the General Partner (including any employees who, on the Closing Date, are actively at work or are on statutory family or medical leave, military leave, short-term disability, or other short-term leave of up to six (6) months, provided that any such employee, exclusive of those employees on military leave, provides to the applicable Buyer Entity a projected date of return that is within six (6) months from the Closing Date and that employment and benefit coverage continue to be provided by the General Partner in accordance with the General Partner’s benefit plans in effect as of the date of this Agreement) in positions and at compensation levels consistent with those being provided by the General Partner immediately prior to the Closing as set forth in the employee census delivered by Sellers to Buyer as promptly as practicable after the date of this Agreement (subject to any changes permitted under Section 5.3 hereof); provided that such persons meet all applicable accreditation standards and meet Buyer’s ordinary course pre-employment hiring procedures and practices (e.g., drug screen). Notwithstanding the foregoing, Buyer shall interview but shall not be obligated to hire the senior management personnel (i.e., CEO, COO, CFO and CNO) of the Hospital. The Employee Lease Agreement dated January 10, 2006, by and between the General Partner and the Partnership shall be terminated by the parties following the disposition of those employees on leave of absence as of the Closing Date. Nothing herein shall be deemed to affect or limit in any way normal management prerogatives of Buyer or the Partnership with respect to employees or to create or grant to any such employees third party beneficiary rights or claims of any kind or nature.

(b) All employees who accept such offers and commence employment with the Partnership, Buyer, or Buyer’s designated contractor (the “Buyer Employees”) shall be credited with employment service with the General Partner prior to the Closing for purposes of eligibility and vesting purposes (but not for purposes of benefit accrual) under Buyer's employee benefit plans or programs (the “Buyer Plans”), unless such service credit is not allowed pursuant to the express terms of any insurance policy (or policies) or retirement plan used to fund the benefits provided under such Buyer Plans, in which case such service credit will not be allowed just for such insured plan(s). Buyer shall offer or cause to be offered enrollment in the appropriate Buyer Plan that is a group health plan to any such employee together with the eligible dependents of such employee. With the exception as noted above for employees on leave of absence as of the Closing Date, the parties agree that none of the employees providing services to the Partnership after the Closing will be employed by the General Partner.

(c) As of the Effective Time, Sellers shall take all legal and other actions so that the Partnership shall cease to be an adopting employer under all Seller Benefit Plans as of the Effective Time.

(d) Within the period of ninety (90) days prior to the Closing, the General Partner shall not violate the Worker Adjustment and Retraining Notification Act (the “WARN Act”), 29 U.S.C. §2101 et seq. and/or the regulations thereunder. With respect to terminations of employees prior to the Closing, Sellers shall be responsible for any legally required notifications. With respect to terminations of employees following the Closing, Buyer shall be responsible for any legally required notifications.

(e) Sellers shall take all actions necessary to ensure that the amount of accrued vacation and holiday benefits for any non-exempt employee will not exceed three hundred and twenty (320) hours as of the Closing Date. Within thirty (30) days of the Closing Date, the Partnership shall have paid out to each non-exempt employee any accrued vacation and holiday benefits in excess of three hundred twenty (320) hours. For the avoidance of any doubt, accrued vacation and holiday benefits for exempt employees and any extended illness bank benefits will be resolved according to the General Partner’s policies and practices and no such benefits will transfer to Buyer at the Closing Date.

(f) In accordance with applicable laws, starting on the date of this Agreement and continuing for six (6) months after the Closing Date, Sellers shall work with Buyer in good faith to provide requested records and files of employees for the purposes of extending offers and ongoing employment through closing; and Sellers will provide reasonable access to its benefits, payroll and HR personnel at reasonable times to answer questions from Buyer regarding benefits, payroll, personnel and similar questions in order to ensure a smooth and timely transition of employment.

10.8 Indigent Care Policies. Buyer shall cause the Hospital to adopt and maintain reasonable policies for the treatment of indigent patients of the Hospital. Buyer shall cause the Hospital to treat any patient presented to the emergency room who has a medical emergency or who, in the judgment of a staff physician, has an immediate emergency need. No such patient will be turned away because of age, race, gender or inability to pay. Buyer shall cause the Hospital to continue to provide services to patients covered by the Medicare and Medicaid programs and those unable to pay for emergent and medically necessary care. This covenant shall be subject in all respects to changes in governmental policy.

10.9 Information Services Agreement. At the Closing, an Affiliate of Sellers and the Partnership shall enter into an Information Services Agreement having such terms as are negotiated in good faith between such parties between the execution of this Agreement and the Closing.

10.10 Hospital Billing and Collection Agreement. At the Closing, an Affiliate of Sellers and the Partnership shall enter into a Hospital Billing and Collection Agreement having such terms as are negotiated in good faith between such parties between the execution of this Agreement and the Closing.

10.11 Clinic Billing and Collection Agreement. At the Closing, an Affiliate of Sellers and the Partnership will enter into a Clinic Billing and Collection Agreement having such terms as are negotiated in good faith between such parties between the execution of this Agreement and the Closing.

10.12 License Agreement. At the Closing, an Affiliate of Sellers and the Partnership shall enter into a License Agreement for Policy and Procedure Manuals having such terms as are negotiated in good faith between such parties between the execution of this Agreement and the Closing.

10.13 Continuation of Insurance. For a period of at least five (5) years following the Closing, Sellers shall maintain in effect insurance on all claims-made professional and general liability insurance policies of the Hospital for claims related to the period of Sellers’ operation or management of the Hospitals. Such insurance shall have coverage levels equal to the coverage maintained by Sellers for other comparable healthcare facilities operated by Sellers or their Affiliates.

10.14 Telephone Access. The parties shall take all steps necessary to transition over to Buyer or an Affiliate all local and long-distance telephone services at the Hospital as of the Closing Date.

10.15 Releases of Guaranties. To the extent that any Seller or any Affiliate of any Sellers has guaranteed the obligations of the Partnership under the contracts, leases or other agreements to which the Partnership is a party, for the guaranty arrangements set forth in Schedule 3.18 (a “Seller Guaranty”), then at the request of Sellers, Buyer shall use commercially reasonable efforts to have Sellers or their Affiliate released as guarantor. If required to obtain a release from a Seller Guaranty, Buyer or Ascension shall execute a guaranty in the form of the existing Seller Guaranty, or such other form as may be agreed to by Buyer and the beneficiary of such guaranty. If Buyer is unable to obtain a release for any Seller Guaranty as set forth in this Section 10.15, Buyer (i)

shall indemnify and hold harmless Sellers and their Affiliates against any liabilities arising under such Seller Guaranty from and after the Effective Time, and (ii) agrees not to amend, modify, supplement, extend or renew (or allow an Affiliate of Buyer to amend, modify, supplement, extend or renew) the underlying contract, lease or other agreement in any manner that would reasonably be expected to materially increase the obligations of Sellers or their Affiliates under the Seller Guaranty, without the prior written consent of Sellers.

10.16 Non-Disparagement. For a period of two (2) years following the Closing Date, each of Sellers and Buyer agree that neither they, nor any of their Affiliates, nor any of the agents, employees and representatives of the same, will make any statement, oral or written, which is untrue, misleading, disparaging of, detrimental to, or which reflects adversely on the other party, any of its Affiliates, or any of their respective officers, directors, agents or employees.

10.17 Termination of Management Agreement. Buyer, Sellers and the Partnership hereby agree that the Management Agreement dated January 10, 2006, by and between the Partnership and Triad Corporate Services, Limited Partnership (the “Management Agreement”), shall be terminated as of the Effective Time without requiring the payment of any termination fee; provided, however, that all fees and amounts accrued under the Management Agreement for periods prior to the Effective Time shall remain due and payable by the Partnership.

10.18 Release.

(a) Except as otherwise set forth in this Agreement, upon consummation of the Closing, each of the Partnership and Buyer, for itself, and on behalf of its directors, managers, officers, employees, agents, assigns, representatives, predecessors in interest, successors, subsidiaries, divisions, Affiliates and all related companies and entities, does hereby release, acquit and forever discharge Sellers, and each and every one of their present and former directors, managers, officers, employees, agents, assigns, representatives, predecessors in interest, successors, subsidiaries, divisions, Affiliates and all related companies and entities (individually, a “Seller Party” and collectively, the “Seller Parties”) from and against any and all claims, demands, assertions, disputes, disagreements, indebtedness, rights, actions, causes of action, costs, expenses, compensation and damages of any kind whatsoever and any other claim whatsoever arising out of or in any way related to (i) the business, conduct and operation of the Partnership and the Hospital from January 10, 2006, until the Effective Time; and (ii) the actual or alleged breach or nonperformance of the Partnership Agreement or the Management Agreement, and the duties and responsibilities therein set forth, excluding (A) those obligations arising directly under this Agreement or any other agreements or instruments contemplated herein or related hereto, ancillary to this Agreement, and (B) any rights and remedies of Sellers and their Affiliates under Section 12.17.

(b) Except as otherwise set forth in this Agreement, upon consummation of the Closing, each Seller, for itself, and on behalf of its directors, managers, officers, employees, agents, assigns, representatives, predecessors in interest, successors, subsidiaries, divisions, Affiliates and all related companies and entities, does hereby release, acquit and forever discharge the Partnership and Buyer, and each and every one of their present and former directors, managers, officers, employees, agents, assigns, representatives, predecessors in interest, successors, subsidiaries, divisions, Affiliates and all related companies and entities (individually, a “Buyer

Party” and collectively, the “Buyer Parties”) from and against, any and all claims, demands, assertions, disputes, disagreements, indebtedness, rights, actions, causes of action, costs, expenses, compensation and damages of any kind whatsoever and any other claim whatsoever arising out of or in any way related to (i) the business, conduct and operation of the Partnership and the Hospital from January 10, 2006, until the Effective Time; and (ii) the actual or alleged breach or nonperformance of the Partnership Agreement, and the duties and responsibilities therein set forth, excluding (A) those obligations arising directly under this Agreement or any other agreements or instruments contemplated herein or related hereto, ancillary to this Agreement and (B) any rights and remedies of Buyer and its Affiliates under Section 12.17.

10.19 Covenant Not to Sue.

(a) Upon consummation of the Closing, except for any claims under this Agreement, neither the Partnership nor Buyer, nor anyone acting on their behalf or at their direction, shall thereafter institute, cause to be filed, or promote any action, whether civil, administrative or otherwise against any Seller or any of its Affiliates arising out of or in any way related to (i) the business, conduct and operation of the Partnership or the Hospital from January 10, 2006, until the Effective Time; and (ii) the actual or alleged breach or nonperformance under the Partnership Agreement or the Management Agreement, and the duties and responsibilities set forth therein.

(b) Upon consummation of the Closing, except for any claims under this Agreement, neither Seller or any of its Affiliates nor anyone acting on its behalf or at its direction, shall thereafter institute, cause to be filed, or promote any action, whether civil, administrative or otherwise against the Partnership, the Subsidiary or Buyer or any of their Affiliates arising out of or in any way related to (i) the business, conduct and operation of the Partnership or the Hospital from January 10, 2006, until the Effective Time; and (ii) the actual or alleged breach or nonperformance under the Partnership Agreement, and the duties and responsibilities set forth therein.

10.20 General Partner Indemnification. Buyer, Sellers and the Partnership agree that Section 8.6 of the Partnership Agreement and all rights to indemnification by the Partnership now existing in favor of the General Partner, as provided in Section 8.6 of the Partnership Agreement, shall survive the Closing Date and shall continue in full force and effect.

10.21 Cost Reports.

(a) Buyer shall timely prepare all cost reports for the Partnership with respect to cost reporting periods ending after the Effective Time (each a “Buyer Cost Report”), and Sellers shall timely prepare all cost reports for the Partnership with respect to cost reporting periods ending prior to the Effective Time (each a “Seller Cost Report”). As used herein, the term “Partnership Cost Reports” shall mean all cost reports relating to the Partnership for periods before or after the Effective Time, including Seller Cost Reports or Buyer Cost Reports. Buyer shall, within five (5) business days after receipt by Buyer or the Partnership, forward to Sellers any and all correspondence relating to any Seller Cost Report. Sellers shall retain all rights to appeal and reopen any Seller Cost Report. All rights to, and liabilities, obligations or receivables arising from, settlements and retroactive adjustments, if any, related to all Seller Cost Reports, including any reserves relating to such reports, shall be allocated between Sellers and Buyer in proportion to their respective ownership percentages in the Partnership prior to the Effective Time (i.e., 80% for Sellers and 20% for Buyer). Accordingly, Buyer shall, within five (5) business days after receipt by Buyer or the Partnership, (i) remit to Sellers eighty percent (80%) of any receipts of funds relating to any Seller Cost Report, and (ii) forward to Sellers any demand for payments from third party payors relating to any Seller Cost Report. Buyer shall, and shall cause the Partnership to, maintain the originals of all Partnership Cost Reports, correspondence, work papers and other documents relating to Partnership Cost Reports for examination and copying by Sellers as provided in Section 10.2.

(b) Buyer shall, and shall cause the Partnership to, cooperate with Sellers in regard to any preparation, filing, handling, reopening or appeals of the Seller Cost Reports, including in connection with any cost report disputes or claim adjudication matters related to such cost reports. Such cooperation shall include Buyer (i) consistent with Section 10.2, allowing Sellers to examine and make copies of the books and records transferred to Buyer or retained by the Partnership at the Closing, (ii) providing statistics and obtaining books and records, (iii) coordinating with Sellers in connection with Medicare and Medicaid exit conferences or meetings, (iv) making employees of Buyer, the Partnership, and their Affiliates available to assist with any of the foregoing and (v) causing a duly authorized officer of the Partnership to execute any Seller Cost Report or any other document in connection therewith that Sellers are required or otherwise chooses to file after the Closing. All such cooperation by Buyer and the Partnership shall be without cost to Sellers, except with respect to reimbursement of out-of-pocket expenses of Buyer and the Partnership. The required assistance by Buyer and the Partnership shall be rendered in such a manner as not to interfere unreasonably with the operations of the Hospital.

(c) Buyer and the Partnership agree, (i) not to amend or reopen without Sellers’ prior written consent, any Seller Cost Report and (ii) upon the prior written request of Sellers, to reopen any Seller Cost Report. Consistent with paragraph (b) above, Buyer shall, and shall cause the Partnership to, cooperate with Sellers in regard to any reopened Seller Cost Report.

(d) Buyer shall be responsible for the Partnership’s preparation of the initial Partnership Cost Reports (the “Initial Cost Reports”) to be filed by Buyer for the Partnership for the first cost report period following the Closing, subject to Sellers’ right to approve the Initial Cost Reports to be filed. Sellers’ approval of the Initial Cost Reports shall not be unreasonably withheld. Sellers will assist the Buyer with preparation of the initial cost reports by providing all information required for the periods prior to the Effective Time. Each party shall be entitled to, or be responsible for, a pro rata share of any receivable or payable resulting from the Initial Cost Reports as delineated in Section 1.9.

(e) Buyer shall have the right, subject to Sellers’ approval, which shall not be unreasonably withheld, to appeal or settle any matter, claim, liability or payment with respect to the Initial Cost Reports or any audit thereof. Sellers agree to cooperate in connection with the preparation and filing of the Initial Cost Reports by providing Buyer within forty-five (45) days following the end of the cost-reporting period, all information requested by Buyer relating to the period of ownership of the Partnership prior to the Effective Time. In the event Buyer and Sellers are unable to agree on any matter requiring the approval of both parties hereunder, the dispute shall be submitted to an independent certified public accounting firm as Sellers and Buyer may then mutually agree upon in writing and the decision of such firm shall be binding upon Sellers and Buyer.

(f) Seller agrees to cooperate in connection with (i) the DSH/UC SFY26 application, (ii) S-10 filings for periods of time that data is still on Seller or its Affiliate’s systems, and (iii) Support for PGY6CHIRP applications, and such cooperation shall include, without limitation providing all data reasonably requested by Buyer in a timely manner.

10.22 Pre-Closing Assets and Liabilities. Notwithstanding the transactions contemplated by this Agreement, except for the Excluded Liabilities, Sellers and Buyer agree that all receipts, revenues, and other funds received by the Partnership or any other party that are attributable to any period (or portion thereof) ending prior to the Effective Time shall be allocated between Buyer and Sellers in accordance with their respective ownership interest in the Partnership as in effect immediately prior to the Effective Time, regardless of which party receives such funds. Similarly, all liabilities, obligations, and expenses of the Partnership that are attributable to any period (or portion thereof) ending prior to the Effective Time, shall be allocated between Buyer and Sellers in accordance with their respective ownership interest in the Partnership as in effect immediately prior to the Effective Time, regardless of which party pays such liabilities. To the extent either Buyer or Sellers receives any funds or pays any liabilities that should be allocated to the other party under this provision, the receiving or paying party shall promptly remit the appropriate amount to the other party based on the allocation set forth in this Section 10.22. The obligations under this Section 10.22 shall survive the Closing.

10.23 Excluded Marks. Sellers acknowledge that the Partnership will not be in breach of this Agreement if any of the Excluded Marks appear in any communications, marketing materials, advertisements, or in any other form in the market or at the Hospital, provided that such materials were not created by the Partnership after the Closing Date.

11. INDEMNIFICATION.

11.1 Indemnification by Buyer. Subject to the limitations set forth in Section 11.3 hereof, Buyer shall defend, indemnify and hold harmless Sellers and their Affiliates, and their respective officers, directors, employees, agents or independent contractors (collectively, “Seller Indemnified Parties”), from and against any and all losses, liabilities, damages, costs (including, without limitation, court costs and costs of appeal) and expenses (including, without limitation, reasonable attorneys’ fees and fees of expert consultants and witnesses) (collectively, “Losses”) that any such Seller Indemnified Party incurs as a result of, or with respect to (i) any misrepresentation or breach of warranty by Buyer under this Agreement, (ii) any breach by Buyer at any time or by the Partnership after the Effective Time of, or any failure by Buyer at any time or by the Partnership after the Effective Time to perform, any covenant or agreement of, or required to be performed by, Buyer or the Partnership, respectively, under this Agreement or any agreements ancillary to this Agreement, (iii) any of the Retained Liabilities, (iv) the fraud, intentional misrepresentation (including fraud or intentional misrepresentation related to Buyer’s breach of its representations or warranties) or willful misconduct of Buyer or its representatives in connection with this Agreement, (v) any of the Assumed Liabilities, or (vi) any claim made by a third party with respect to the operation of the Hospital after the Effective Time.

11.2 Indemnification by Sellers. Subject to the limitations set forth in Section 11.3 hereof, Sellers shall jointly and severally defend, indemnify and hold harmless Buyer and its Affiliates (including the Partnership after the Closing), and their respective officers, directors, employees, agents or independent contractors (collectively, “Buyer Indemnified Parties”), from and against any and all Losses that any such Buyer Indemnified Party incurs as a result of, or with respect to (i) any misrepresentation or breach of warranty by Sellers under this Agreement, (ii) any breach by Sellers of, or any failure by Sellers to perform, any covenant or agreement of, or required to be performed by, Sellers under this Agreement or any agreements ancillary to this Agreement, (iii) any of the Retained Liabilities, (iv) any of the Excluded Liabilities, or (v) the fraud, intentional misrepresentation (including fraud or intentional misrepresentation with respect to Sellers’ breach of their representations and warranties) or willful misconduct of Sellers or their representatives in connection with this Agreement.

11.3 Limitations.

(a) Buyer and Sellers shall be liable under Section 11.1(i) or Section 11.2(i), as applicable, only when total indemnification claims exceed Two Million Three Hundred Thousand Dollars ($2,300,000) (the “Basket Amount”), after which Buyer or Sellers, as applicable, shall be liable only for the amount in excess of the Basket Amount. No party shall be liable for any indemnification pursuant to Section 11.1(i) or Section 11.2(i), as applicable, for any claims for misrepresentations and breaches of warranty which are the basis upon which any other party shall have failed to consummate the transactions described herein pursuant to Section 7.1 or Section 8.1, as applicable, or which are based upon misrepresentations and breaches of warranty which have been waived pursuant to the initial paragraph of Section 7 or Section 8, as applicable. The liability of Buyer and Sellers for indemnification under Section 11.1(i) or Section 11.2(i) (i.e., for misrepresentations and breaches of warranties), respectively, shall be limited to an amount equal to twenty-five percent (25%) of the Purchase Price (the “R&W Indemnification Cap”). Further, and subject to the R&W Indemnification Cap, the liability of Sellers for any Loss incurred by any Buyer Indemnified Party under Section 11.2(i) shall be equal to eighty percent (80%) of the Loss incurred by such Buyer Indemnified Party. Notwithstanding the foregoing provision of this Section 11.3(a), the limitation on liability, the R&W Indemnification Cap and the Basket Amount shall not apply to claims arising under Section 11.1(i) or Section 11.2(i) resulting from the intentional misrepresentation or fraud by the indemnifying party.

(b) The liability of Buyer for any Loss incurred by any Seller Indemnified Party under Section 11.1(iii) (i.e., for Retained Liabilities), shall be equal to twenty percent (20%) of the Loss incurred by such Seller Indemnified Party.

(c) The liability of Sellers for any Loss incurred by any Buyer Indemnified Party under Section 11.2(iii) (i.e., for Retained Liabilities), shall be equal to eighty percent (80%) of the Loss incurred by such Buyer Indemnified Party.

11.4 Notice and Control of Litigation. If any claim or liability is asserted in writing by a third party against a party entitled to indemnification under this Section 11 (the “Indemnified

Party”) which would give rise to a claim under this Section 11, the Indemnified Party shall notify the person giving the indemnity (the “Indemnifying Party”) in writing of the same within fifteen (15) calendar days of receipt of such written assertion of a claim or liability. Should the Indemnified Party fail to notify the Indemnifying Party within the time frame required above, the indemnity with respect to the subject matter of the required notice shall be limited to the damages that would have nonetheless resulted absent the Indemnified Party’s failure to notify the Indemnifying Party in the time required above after taking into account such actions as could have been taken by the Indemnifying Party had it received timely notice from the Indemnified Party. The Indemnifying Party shall have the right to defend a claim and control the defense, settlement, and prosecution of any litigation. If the Indemnifying Party, within ten (10) business days after receipt of such written notice of such claim, fails to agree to defend such claim, the Indemnified Party shall (upon further notice to the Indemnifying Party) have the right to undertake the defense, compromise, or settlement of such claim on behalf of and for the account and at the risk of the Indemnifying Party, subject to the right of the Indemnifying Party to assume the defense of such claim at any time prior to settlement, compromise, or final determination thereof. The Indemnifying Party will keep the Indemnified Party apprised of all material developments, including settlement offers, with respect to the third party claim and permit the Indemnified Party to participate in the defense of such third party claim. So long as the Indemnifying Party is conducting the defense of the third party claim in accordance with this Section 11.4, the Indemnifying Party will not be responsible for any attorneys’ fees or other expenses incurred by the Indemnified Party regarding the third party claim. Anything in this Section 11.4 notwithstanding, (i) in the event that a proposed settlement requires the Indemnified Party to admit any wrongdoing, involves nonmonetary relief, and/or would require Indemnified Party to take or refrain from taking any action, then the proposed settlement shall not be entered into unless it is reasonably acceptable to both the Indemnifying Party and the Indemnified Party, and (ii) the Indemnifying Party shall not, without the written consent of the Indemnified Party, settle or compromise any claim or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant to the Indemnified Party of a release from all liability in respect of such claim. The foregoing rights and agreements shall be limited to the extent of any requirement of the third party insurer or indemnitor. All parties agree to cooperate fully as necessary in the defense of such matters.

11.5 Notice of Claim. If an Indemnified Party becomes aware of any breach of the representations or warranties of the Indemnifying Party hereunder or any other basis for indemnification under this Section 11 (except as otherwise provided for under Section 12.3), the Indemnified Party shall notify the Indemnifying Party in writing of the same within thirty (30) days after becoming aware of such breach or claim, specifying in detail the circumstances and facts which give rise to a claim under this Section 11. Should the Indemnified Party fail to notify the Indemnifying Party within the time frame required above, the indemnity with respect to the subject matter of the required notice shall be limited to the damages that would have nonetheless resulted absent the Indemnified Party’s failure to notify the Indemnifying Party in the time required above after taking into account such actions as could have been taken by the Indemnifying Party had it received timely notice from the Indemnified Party.

11.6 Mitigation. The Indemnified Party shall take reasonable steps to mitigate all liabilities and claims, including availing itself of any defenses, limitations, rights of contribution, claims against third parties (other than the Indemnified Party’s insurance carriers) and other rights at law, and shall provide such evidence and documentation of the nature and extent of any liability as may reasonably be requested by the Indemnifying Party. The amount of any indemnification hereunder shall be reduced or reimbursed, as the case may be, by any amount actually received by the Indemnified Party from any other party responsible therefor. The Indemnified Party shall use reasonable efforts to collect any amounts available from such other party to have responsibility. If the Indemnified Party receives an amount from such other party subsequent to an indemnification provided by the Indemnifying Party pursuant to this Section 11, the Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or expense incurred by the Indemnifying Party in connection with providing such indemnification up to such amount received by the Indemnified Party. Each party shall act in a commercially reasonable manner in addressing any liabilities that may provide the basis for an indemnifiable claim (that is, each party shall respond to such liability in the same manner that it would respond to such liability in the absence of the indemnification provided for in this Agreement). Any request for indemnification of specific costs shall include invoices and supporting documents containing reasonably detailed information about the costs or damages for which indemnification is being sought.

11.7 Exclusive Remedy. The sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Section 11.

11.8 Anti-Sandbagging. Except as set forth in Section 10.22, Sellers shall not be liable under this Section 11 for any damages or losses based upon or arising out of any inaccuracy in or breach of any of the representations and warranties of Sellers contained in this Agreement if (a) such inaccuracy or breach was documented in written reports prepared by Buyer or its Affiliates or their respective representatives in connection with the proposed transaction; and (b) Buyer, Ascension or their respective Affiliates had actual knowledge of such inaccuracy or breach prior to the date of this Agreement based on such written reports.

12. MISCELLANEOUS.

12.1 Schedules and Exhibits. Each Schedule and Exhibit to this Agreement shall be considered a part hereof as if set forth herein in full. From the date hereof until the last business date that is prior to the Closing Date, Sellers or Buyer may update their Schedules, subject to the other party’s approval rights described below. Sellers shall provide updated Schedules to Buyer at least ten (10) business days prior to the Closing Date. If a party, after having a period of ten (10) business days to review any modification or amendment to a Schedule proposed by other party, determines in its reasonable discretion that it should not consummate the transactions contemplated by this Agreement because the modification or amendment to such Schedule discloses facts or circumstances having a Material Adverse Effect not disclosed in the original Schedules, then such party may terminate this Agreement on or before the Closing by giving a written notice to the other party (a “Termination Notice”), whereupon the other party shall be entitled, for a period of ten (10) business days after its receipt of the Termination Notice, to cure the matter that has triggered the Termination Notice. Notwithstanding anything contained herein to the contrary, the inclusion of new or different information on a Schedule after the date of this Agreement shall neither cure any inaccuracy or breach of any representation or warranty, nor prejudice or otherwise affect a party’s right to seek relief for the other party’s breach of a representation or warranty or affect the other party’s right to indemnification under Section 11.1 or Section 11.2 (based upon the Schedule as of the date of this Agreement without taking into account any modification, update or amendment).

12.2 Additional Assurances. The provisions of this Agreement shall be self‑operative and shall not require further agreement by the parties except as may be herein specifically provided to the contrary; provided, however, at the request of a party, the other party or parties shall execute such additional instruments and take such additional actions as are consistent with this Agreement and are reasonably necessary or convenient to consummate the transactions contemplated hereby, with each party bearing its own costs and expenses incurred by such party thereto. In addition and from time to time after the Closing, Sellers shall execute and deliver such other instruments of conveyance and transfer, and take such other actions as Buyer reasonably may request, more effectively to convey and transfer full right, title, and interest to, vest in, and place Buyer in legal and actual possession of, any and all of the Sellers’ Interests in a manner consistent with this Agreement, with each party bearing its own costs and expenses associated therewith.

12.3 Consented Assignment. Anything contained herein to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any claim, right, contract, license, lease, commitment, sales order, or purchase order if an attempted assignment thereof without the consent of the other party thereto would constitute a breach thereof or in any material way affect the rights of any Seller or the Partnership thereunder, unless such consent is obtained.

12.4 Consents, Approvals and Discretion. Except as herein expressly provided to the contrary, whenever this Agreement requires any consent or approval to be given by a party, or whenever a party must or may exercise discretion, the parties agree that such consent or approval shall not be unreasonably withheld, conditioned or delayed and such discretion shall be reasonably exercised.

12.5 Legal Fees and Costs. In the event a party elects to incur legal expenses to enforce or interpret any provision of this Agreement by judicial or administrative proceedings, the prevailing party will be entitled to recover such legal expenses, including, without limitation, reasonable attorneys’ fees, costs, and necessary disbursements at all court levels, in addition to any other relief to which such party shall be entitled.

12.6 Choice of Law. The parties agree that this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to conflict of laws principles.

12.7 Benefit/Assignment. Subject to provisions herein to the contrary, this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective legal representatives, successors, and assigns. No party may assign this Agreement without the prior written consent of the other parties, which consent shall not be unreasonably withheld; provided, however, that, except for the commitments set forth in Sections 12.25 and 12.26, any party may, without the prior written consent of the other parties, assign its rights and delegate its duties hereunder to one or more controlled Affiliates (as defined in Section 12.18) so long as written notice is provided to the other parties; provided further, however, notwithstanding any such assignment or delegation, the assignor shall remain fully, primarily and completely responsible for all of its obligations and liabilities hereunder.

12.8 No Brokerage. Buyer and Sellers each represent and warrant to the other that it has not engaged a broker in connection with the transactions described herein. Each party agrees to be solely liable for and obligated to satisfy and discharge all loss, cost, damage, or expense arising out of claims for fees or commissions of brokers employed or alleged to have been employed by such party.

12.9 Cost of Transaction. Whether or not the transactions contemplated hereby shall be consummated, the parties agree as follows: (i) Sellers shall pay the fees, expenses, and disbursements of Sellers and their agents, representatives, accountants, and legal counsel incurred in connection with the subject matter hereof and any amendments hereto; (ii) Buyer shall pay the fees, expenses, and disbursements of Buyer and its agents, representatives, accountants and legal counsel incurred in connection with the subject matter hereof and any amendments hereto; and (iii) Buyer shall pay for all state, county and local transfer, documentary or similar taxes payable in connection with the transfer of the Sellers’ Interests, all premium fees and costs associated with the Title Commitment, the Title Policy and the Surveys, any environmental engineering reports, licensure application fees, recording fees, and mechanical, structural, electrical and roofing engineering costs. Sellers and Buyer shall each pay one-half of the filing fee under the HSR Act.

12.10 Confidentiality.

(a) It is understood by the parties hereto that the information, documents, and instruments delivered to Buyer by Sellers and their agents and the information, documents, and instruments delivered to Sellers by Buyer and its agents are of a confidential and proprietary nature. Each of the parties hereto agrees that prior to the Closing it will maintain the confidentiality of all such confidential information, documents, or instruments delivered to it by each of the other parties hereto or their agents in connection with the negotiation of this Agreement or in compliance with the terms, conditions, and covenants hereof and will only disclose such information, documents, and instruments to its duly authorized officers, members, directors, representatives, and agents (including consultants, attorneys, and accountants of each party) and applicable governmental authorities in connection with any required notification or application for approval or exemption therefrom. Each of the parties hereto further agrees that if the transactions contemplated hereby are not consummated, it will return all such documents and instruments and all copies thereof in its possession to the other parties to this Agreement.

(b) Sellers acknowledge that the success of transactions contemplated under this Agreement after the Closing depends upon the continued preservation of the confidentiality of certain information possessed by Sellers or their Affiliates, agents and representatives, that the preservation of the confidentiality of such information by Sellers is an essential premise of the bargain between Sellers and Buyer, and that Buyer would be unwilling to enter into this Agreement in the absence of this Section 12.10. Accordingly, Sellers hereby agree that Sellers will not, and Sellers will cause their Affiliates, agents and representatives not to, at any time on or after the Closing Date, directly or indirectly, without the prior written consent of Buyer, disclose or use any confidential or proprietary information involving or relating to the Hospital or the operations thereof; provided, however, that the information subject to the foregoing provisions of this sentence will not include any information generally available to, or known by, the public (other than as a result of disclosure in violation hereof); and provided, further, that the provisions of this Section 12.10 will not prohibit any retention of copies of records or disclosure (a) required by any applicable legal requirement so long as reasonable prior notice is given of such disclosure and a reasonable opportunity is afforded to contest the same or (b) made in connection with the enforcement of any right or remedy relating to this Agreement.

(c) Each of the parties hereto recognizes that any breach of this Section 12.10 would result in irreparable harm to the other party to this Agreement and its Affiliates (as defined in Section 12.18 below) and that therefore either Sellers or Buyer shall be entitled to an injunction to prohibit any such breach or anticipated breach, without the necessity of posting a bond, cash, or otherwise, in addition to all of its other legal and equitable remedies. Nothing in this Section 12.10, however, shall prohibit the use of such confidential information, documents, or information for such governmental filings as in the opinion of Sellers’ counsel or Buyer's counsel are required by law or governmental regulations or are otherwise required to be disclosed pursuant to applicable state law.

12.11 Public Announcements. Sellers and Buyer mutually agree that no party hereto shall release, publish, or otherwise make available to the public in any manner whatsoever any information or announcement regarding the transactions herein contemplated without the prior written consent of Sellers and Buyer, except for information and filings reasonably necessary to be directed to governmental agencies to fully and lawfully effect the transactions herein contemplated or required in connection with securities and other laws. Nothing contained in this Agreement will limit Sellers or their Affiliates from making any disclosures regarding the transactions contemplated by this Agreement or filing any agreements that they deem necessary or advisable to be made in any filings with the Securities and Exchange Commission or in connection with any future securities offerings of Sellers or their Affiliates.

12.12 Waiver of Breach. The waiver by any party of a breach or violation of any provision of this Agreement shall not operate as, or be construed to constitute, a waiver of any subsequent breach of the same or any other provision hereof. Any waiver of a breach or violation of any provision of this Agreement must be in writing and signed by the party waiving such breach or violation to be effective.

12.13 Notice. Any notice, demand, or communication required, permitted, or desired to be given hereunder shall be deemed effectively given when personally delivered, when received by receipted overnight delivery, or five (5) days after being deposited in the United States mail, with postage prepaid thereon, certified mail, return receipt requested, addressed as follows:

Sellers: CHS/Community Health Systems, Inc.

c/o CHSPSC, LLC

4000 Meridian Boulevard

Franklin, Tennessee 37067

Attention: Executive Vice President,

Operations & Development

With a simultaneous copy to: CHSPSC, LLC

4000 Meridian Boulevard
Franklin, Tennessee 37067
Attention: General Counsel

Buyer: Ascension Health
4600 Edmundson Road
St. Louis, MO 63134
Attn: Eduardo Conrado, President

With a simultaneous copy to: Ascension Health
4600 Edmundson Road
St. Louis, MO 63134
Attn: Christine McCoy, Executive Vice President & General Counsel

or to such other address, and to the attention of such other person or officer as any party may designate, with copies thereof to the respective counsel thereof as notified by such party.

12.14 Severability. In the event any provision of this Agreement is held to be invalid, illegal or unenforceable for any reason and in any respect, such invalidity, illegality, or unenforceability shall in no event affect, prejudice, or disturb the validity of the remainder of this Agreement, which shall be and remain in full force and effect, enforceable in accordance with its terms.

12.15 Gender and Number. Whenever the context of this Agreement requires, the gender of all words herein shall include the masculine, feminine, and neuter, and the number of all words herein shall include the singular and plural.

12.16 Divisions and Headings. The divisions of this Agreement into sections and subsections and the use of captions and headings in connection therewith are solely for convenience and shall have no legal effect in construing the provisions of this Agreement.

12.17 Survival. All of the representations, warranties, covenants, and agreements made by the parties in this Agreement or pursuant hereto in any certificate, instrument, or document shall survive the consummation of the transactions described herein, and may be fully and completely relied upon by Sellers and Buyer, as the case may be, notwithstanding any investigation heretofore or hereafter made by any of them or on behalf of any of them, and shall not be deemed merged into any instruments or agreements delivered at the Closing or thereafter. The representations and warranties (a) contained in Sections 3.1, 3.2, 3.3, 3.4, 4.1, 4.2 and 4.3, the shall survive the Closing Date for a period of six (6) years following the Closing Date; (b) the representations and warranties contained in Sections 3.8, 3.9 and 3.16 shall survive the Closing Date for a period of four (4) years following the Closing Date; and (c) the representations and warranties contained elsewhere in this

Agreement shall survive the Closing Date for a period of two (2) years following the Closing Date (such survival period, as applicable, the “Survival Period”).

12.18 Affiliates. As used in this Agreement, the term “Affiliate” means, as to the entity in question, any person or entity that directly or indirectly controls, is controlled by or is under common control with, the entity in question and the term “control” means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity whether through ownership of voting securities, by contract or otherwise.

12.19 Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS IT MAY HAVE TO DEMAND THAT ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT OR THE RELATIONSHIPS OF THE PARTIES HERETO BE TRIED BY JURY. THIS WAIVER EXTENDS TO ANY AND ALL RIGHTS TO DEMAND A TRIAL BY JURY ARISING FROM ANY SOURCE INCLUDING, BUT NOT LIMITED TO, THE CONSTITUTION OF THE UNITED STATES OR ANY STATE THEREIN; COMMON LAW OR ANY APPLICABLE STATUTE OR REGULATIONS. EACH PARTY HERETO ACKNOWLEDGES THAT IT IS KNOWINGLY AND VOLUNTARILY WAIVING ITS RIGHT TO DEMAND TRIAL BY JURY.

12.20 Accounting Date. The transactions contemplated hereby shall be effective for accounting purposes as of 12:01 a.m. on the day following the Closing Date, unless otherwise agreed in writing by Sellers and Buyer. The parties will use commercially reasonable efforts to cause the Closing to be effective as of a month end, with equitable adjustments made to the Purchase Price necessary to give effect to the foregoing.

12.21 No Inferences. Inasmuch as this Agreement is the result of negotiations between sophisticated parties of equal bargaining power represented by counsel, no inference in favor of, or against, either party shall be drawn from the fact that any portion of this Agreement has been drafted by or on behalf of such party.

12.22 Limited Third Party Beneficiaries. The terms and provisions of this Agreement are intended solely for the benefit of Buyer, Sellers, their Affiliates and their respective permitted successors or assigns, and it is not the intention of the parties to confer, and this Agreement shall not confer, third-party beneficiary rights upon any other person.

12.23 Entire Agreement/Amendment/Counterparts. This Agreement supersedes all previous contracts, and constitutes the entire agreement of whatsoever kind or nature existing between or among the parties respecting the within subject matter, and no party shall be entitled to benefits other than those specified herein; provided, however, that certain Nondisclosure and Confidentiality Agreement dated as of May 9, 2023, between CHSPSC, LLC and Ascension shall remain in effect up to and until the Effective Time. As between or among the parties, no oral statements or prior written material not specifically incorporated herein shall be of any force and effect. The parties specifically acknowledge that in entering into and executing this Agreement, the parties rely solely upon the representations and agreements contained in this Agreement and no others. All prior representations or agreements, whether written or verbal, not expressly incorporated herein are superseded, and no changes in or additions to this Agreement shall be recognized unless and until made in writing and signed by all parties hereto. This Agreement may be executed in two or more counterparts, each and all of which shall be deemed an original and all of which together shall constitute but one and the same instrument.

12.24 Material Adverse Effect. As used in this Agreement, the term “Material Adverse Effect” means an event, change or circumstance which, individually or together with any other event, change or circumstance, would reasonably be expected to have a material adverse effect on the business (but not the prospects), financial condition, or results of operations of the Hospital, taken as a whole. Notwithstanding anything to the contrary contained in this Agreement, none of the following occurring after the date hereof shall constitute a Material Adverse Effect or be taken into account in determining whether a Material Adverse Effect has occurred: (a) changes or proposed changes to any law, reimbursement rates or policies of governmental agencies or bodies that are generally applicable to hospitals or health care facilities; (b) changes or proposed changes in requirements, reimbursement rates, policies or procedures of third party payors or accreditation commissions or organizations that are generally applicable to hospitals or health care facilities; (c) any changes or any proposed changes in GAAP after the date of this Agreement; (d) any hostilities, acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions; (e) changes resulting from the public announcement of this Agreement or the pendency of the transactions contemplated hereby (including, without limitation, changes in private payor agreements or policies and their effects and the departure of employees), or Buyer being the proposed purchaser of the Sellers’ Interests; (f) the effect of physicians or payors moving proposed medical procedures from the Hospital to facilities not owned by the Partnership (including, without limitation, facilities owned or operated by Buyer or its Affiliates), unless such effect is caused by Sellers or their Affiliates direction to such physicians or payors; (g) compliance with the terms of, or the taking of any action required, by this Agreement or consented to by Buyer; (h) any failure in and of itself to meet internal or published projections, estimates or forecasts of revenues, earnings, cash flow, or other measures of financial or operating performance for any period; or (i) any epidemic, pandemic, disease outbreak or other health crisis or public health event, or the worsening of the foregoing.

12.25 CHS Guaranty. CHS hereby unconditionally and absolutely guarantees the prompt performance and observance by Sellers of each and every obligation, covenant and agreement of Sellers arising out of, connected with, or related to, this Agreement or any ancillary documents hereto and any extension, renewal and/or modification thereof. The obligation of CHS under this Section 12.25 is a continuing guaranty and shall remain in effect, and the obligations of CHS shall not be affected, modified or impaired upon the happening from time to time of any of the following events, whether or not with notice or consent of CHS:

(a) The compromise, settlement, release, change, modification, amendment (except to the extent of such compromise, settlement release, change, modification or amendment) of any or all of the obligations, duties, covenants, or agreements of any party under this Agreement or any ancillary documents hereto; or

(b) The extension of the time for performance of payment of money pursuant to this Agreement, or of the time for performance of any other obligations, covenants or agreements under or arising out of this Agreement or any ancillary documents hereto or the extension or the renewal thereof.

12.26 Ascension Guaranty. Ascension hereby unconditionally and absolutely guarantees the prompt performance and observance by Buyer of each and every obligation, covenant and agreement of Buyer arising out of, connected with, or related to, this Agreement or any ancillary documents hereto and any extension, renewal and/or modification thereof. The obligation of Ascension under this Section 12.26 is a continuing guaranty and shall remain in effect, and the obligations of Ascension shall not be affected, modified or impaired upon the happening from time to time of any of the following events, whether or not with notice or consent of Ascension:

(a) The compromise, settlement, release, change, modification, amendment (except to the extent of such compromise, settlement release, change, modification or amendment) of any or all of the obligations, duties, covenants, or agreements or any party under this Agreement or any ancillary documents hereto; or

(b) The extension of the time for performance of payment of money pursuant to this Agreement, or of the time for performance of any other obligations, covenants or agreements under or arising out of this Agreement or any ancillary documents hereto or the extension or the renewal thereof.

12.27 Knowledge of Sellers. As used in this Agreement, “Knowledge of Sellers” or “Sellers’ Knowledge” (and any similar expression) means the actual knowledge of the Hospital’s Chief Executive Officer, Chief Financial Officer, Chief Nursing Officer, and Compliance Officer (or equivalent), after reasonable inquiry of such person, including with his or her direct reports with respect to the matters at hand.

12.28 Archive of Data Room. Sellers shall, within twenty (20) business days of the Closing Date, deliver to Buyer a complete archive copy of the Data Room hosted by the applicable vendor as of the Closing Date from the view of an end user that was provided the most complete access to the Data Room. As used herein, the term “Data Room” shall mean the electronic documentation site established by Intralinks on behalf of Sellers containing the due diligence information provided by Sellers at the request of Buyer.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in multiple originals by their authorized officers, all as of the date first above written.

SELLERS:

CP HOspital GP, LLC

CPLP, LLC

TRIAD HOLDINGS V, LLC

timberland medical group

REGIONAL EMPLOYEE ASSISTANCE PROGRAM

By: /s/ R. Gabriel Ottinger

Name: R. Gabriel Ottinger

Title: Senior Vice President and Treasurer

CHS:

CHS/community health systems, inc.

By: /s/ R. Gabriel Ottinger

Name: R. Gabriel Ottinger

Title: Senior Vice President and Treasurer

BUYER:

ASCENSION TEXAS (f/k/a DAUGHTERS OF CHARITY HEALTH SERVICES OF AUSTIN D/B/A SETON HEALTHCARE NETWORK)

By: /s/ Christine K. McCoy

Name: Christine K. McCoy

Title: EVP & General Counsel, Ascension

ASCENSION:

ASCENSION HEALTH

By: /s/ Christine K. McCoy

Name: Christine K. McCoy

Title: EVP & General Counsel, Ascension

Signature Page to the Purchase Agreement

COMPANY:

CEDAR PARK HEALTH SYSTEM, L.P.

By: CP Hospital GP, LLC

The General Partner

By: /s/ R. Gabriel Ottinger

Name: R. Gabriel Ottinger

Title: Senior Vice President and Treasurer

Signature Page to the Purchase Agreement